UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2009

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and BroadBand strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

QUARTERLY REPORT

AT MARCH 31, 2009

Contents

Selected Operating and Financial Data - Telecom Italia Group	Page 3

Corporate Boards at March 31, 2009	Page 8

Macro-Organization Chart at March 31, 2009 – Telecom Italia Group	Page 10

Information for Investors	Page 11

Review of Operating and Financial Performance - Telecom Italia Group	Page 14

Events Subsequent to March 31, 2009	Page 30

Business Outlook for the Year 2009	Page 30

Interim Consolidated Financial Statements	Page 31

Highlights - Business Units of the Telecom Italia Group	Page 36

The Business Units of the Telecom Italia Group	Page 38

Domestic	Page 38

Brazil	Page 45

European BroadBand	Page 48

Media	Page 51

Olivetti	Page 55

International Investments Accounted for Using the Equity Method	Page 57

Related Party Transactions	Page 58

Significant Non-recurring Events and Transactions	Page 67

Positions or Transactions Resulting from Atypical and/or Unusual Transactions	Page 67

Alternative Performance Measures	Page 68

Disputes, Litigation and Legal Proceedings Pending and Other Information	Page 69

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports	Page 75

Quarterly Report at March 31, 2009	2
Telecom Italia Group

Selected Operating and Financial Data

Telecom Italia Group

•	First Quarter 2009 highlights

Cash cost and financial discipline: during the first quarter of 2009, programs aimed at efficiency and control over expenses to contain cash cost (Acquisitions of goods and services and capital expenditures) continued and the Group maintained a rigorous financial discipline.

Customer centric organization: the new organization which was set up in 2008 became operational in January 2009 and is divided into three macro customer segments: consumer, business and top. The customer centric approach has the goal of favoring both the natural convergence of technology and rate plans and also the selective use of operating and competitive levers. The organization particularly offers:

•	a better capacity to respond to customers’ needs partly by designing rate plan that more closely meet their specific expectations;

•	the re-engineering of the processes aimed at the dedicated management of the customer segments (customer care, sales channels and IT systems).

The effects of the new organization will become more evident from the second quarter of the year onward thanks to new rate plans aimed at the consumer, business and top segments.

The performance of the main financial and operating indicators in the first quarter of 2009 can be summarized as follows:

Consolidated Revenues: are 6,793 million of euro . The organic change(1) is -3.8% compared to the same period of the prior year. In particular:

•

the organic reduction of Domestic Revenues was 4.5%. The fixed telecommunications segment continued the upward trend begun in the second half of 2008, with a reduction in organic Revenues of 2.0%. The mobile telecommunications segments, however, were more deeply influenced by the calendar differences between the first quarter of 2008 and 2009, the announced restructuring of the sales network and the effects of sales policies focused on those segments of the clientele (low-spending consumers and business customers) who paid more attention to keeping the cost of certain types of telecommunications services under control in response to the challenging economic situation. Revenues were also impacted by the reduction in mobile network termination prices which led to a contraction in revenues from “incoming telephony”. The overall reduction in mobile segment revenues was 7.1% compared to the first quarter of 2008.

•

the organic growth of Revenues in Brazil was +0.7%. In a quarter in transition, in which reorganization measures were completed and the first steps in the commercial relaunch plan were taken, VAS Revenues grew (+28%) as did handset sales.

Consolidated organic EBITDA: is 2,835 million of euro. The organic change is -2.4% compared to the first quarter of 2008, with a consolidated organic EBITDA margin for the first quarter of 2009 at 41.7%, up 0.6 percentage points compared to the corresponding period of the prior year. This important result was achieved thanks to efficiency and control actions over all variable costs according to the cost cutting plan for operating expenses announced with the Group’s 2009-2011 Plan.

(1)	The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Quarterly Report at March 31, 2009	3
Telecom Italia Group

Consolidated organic EBIT: is 1,389 million of euro. The organic change is -6.3% compared to the first quarter of 2008. Consolidated organic EBIT margin: in the first quarter of 2009 is 20.4%, with a reduction of 0.6 percentage points compared to the same period of the prior year.

Finance income (expenses) and income tax expense: with the finance component basically in line with that of the first quarter of 2008 (587 million of euro of net finance expenses in the first quarter of 2009, 11 million of euro lower than the corresponding period of the prior year), the reduction of 45 million of euro in income tax expense – equal to 340 million of euro in the first quarter of 2009 – is largely due to a lower taxable base.

Profit for the period attributable to owners of the Parent: is 463 million of euro, lower by 22 million of euro compared to the first quarter of 2008.

Cash flows from operating activities: are 850 million of euro. Despite a contraction in revenues, as a consequence of actions to control costs and to monitor and select capital expenditure projects (capital expenditures decreased by 203 million of euro compared to the first quarter of 2008), cash flows from operating activities decreased by only 118 million of euro compared to the same period of 2008.

Consolidated net financial debt: at March 31, 2009 is 34,518 million of euro, with an increase of 479 million of euro compared to December 31, 2008 (34,039 million of euro). The increase is due to the payment of taxes, including 187 million of euro for tax disputes already provided for in prior years’ financial statements, as well as the negative fair value change in hedging derivatives in the first quarter of 2009. Excluding this non-monetary component, net financial debt would have been lower than at December 31, 2008.

Liquidity margin: remains at high levels at March 31, 2009 and amounts to 5.6 billion of euro, in addition to 6.5 billion of euro of available irrevocable long-term credit lines (expiring in 2014), not subject to events which limit its utilization. In the present situation of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage, having a sufficient treasury margin to meet debt repayment obligations over the next 18 to 24 months.

Quarterly Report at March 31, 2009	4
Telecom Italia Group

	1st Quarter 2009	1st Quarter 2008	Change
Consolidated Operating and Financial Data (millions of euro)
Revenues	6,793	7,279	-6.7%
EBITDA(1)	2,798	2,943	-4.9%
EBIT(1)	1,352	1,505	-10.2%
Profit before tax from continuing operations	784	926	-15.3%
Profit from continuing operations	444	541	-17.9%
Loss from Discontinued operations/Non-current assets held for sale	—	(75)
Profit for the period	444	466	-4.7%
Profit for the period attributable to Owners of the Parent	463	485	-4.5%
Investments:
Industrial	1,025	1,228	-16.5%
Financial	1	—	°

	3/31/2009	12/31/2008	Change
Consolidated Financial Position Data (millions of euro)
Total assets	84,571	85,650	-1,079
Total equity	27,049	26,825	224
- attributable to Owners of the Parent	26,304	26,095	209
- attributable to Minority Interest	745	730	15
Total liabilities	57,522	58,825	-1,303
Total equity and liabilities	84,571	85,650	-1,079
Share capital	10,585	10,591	-6
Net financial debt	34,518	34,039	479
Net invested capital (2)	61,567	60,864	703
Debt ratio (Net financial debt / Net invested capital)	56.1%	55.9%	+0.2pp

Headcount, number in the Group at period-end (3)
Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	77,499	77,825	-326
Headcount of Discontinued operations/Non-current assets held for sale	—	—	—

	1st Quarter 2009	1st Quarter 2008	Change
Headcount, average equivalent number in the Group (3)
Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	73,779	77,374	-3,595
Headcount of Discontinued operations/Non-current assets held for sale	—	1,349	-1,349

Consolidated Profit Ratios
EBITDA(1) / Revenues	41.2%	40.4%	+0,8pp
EBIT(1) / Revenues (ROS)	19.9%	20.7%	-0,8pp
Revenues/ Headcount (average number in the Group, thousands of )	92.1	94.1	-2.0
EBITDA(1) / Headcount (average number in the Group, thousands of )	37.9	38.0	-0.1

	3/31/2009	12/31/2008	Change
Operating data
Fixed-line network connections in Italy at period-end (thousands)	19,582	20,031	-449
Physical accesses at period-end (Consumer + Business) (thousands)	16,972	17,352	-380
Mobile lines in Italy at period-end (thousands)	34,163	34,797	-634
Mobile lines in Brazil at period-end (thousands)	36,096	36,402	-306
Broadband connections in Italy at period-end (thousands)	8,329	8,134	195
of which retail broadband connections (thousands)	6,843	6,754	89
Broadband connections in Europe at period-end (thousands)	2,484	2,510	-26

(1)	Details are provided in the section “Alternative Performance Measures”.
(2)	Net invested capital = Total equity + Net financial debt.
(3)	The number includes people with temp work contracts.

Quarterly Report at March 31, 2009	5
Telecom Italia Group

The Telecom Italia Group Quarterly Report at March 31, 2009 has been prepared in accordance with art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF) and subsequent amendments and additions as well as Consob Communication DEM/8041082 dated April 30, 2008 (Quarterly Corporate Reports issued by Companies whose Shares are Listed in Italy as the Original Member State).

The Quarterly Report is unaudited and has been prepared in accordance with International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union.

It should be noted that during the first quarter of 2009 there were no events or circumstances such as to indicate that the recoverable amount of goodwill, which was tested for impairment at the December 31, 2008 reporting date, may be impaired.

As described in the consolidated financial statements of the Telecom Italia Group at December 31, 2008, certain new standards and interpretations came into effect beginning January 1, 2009 and have therefore been applied. In particular, following the retrospective application of IFRIC 13 (Customer Loyalty Programmes), the comparative data of the corresponding periods of the year 2008 has been appropriately restated.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, the organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, particularly the part entitled “Business Outlook for the Year 2009” contains forward-looking statements. The quarterly report is based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

EFFECTS OF THE APPLICATION OF IFRIC 13 (CUSTOMER LOYALTY PROGRAMMES) ON SELECTED OPERATING AND FINANCIAL DATA OF THE TELECOM ITALIA GROUP

IFRIC 13 (Customer Loyalty Programmes) has been applied retrospectively and led to the restatement of the separate income statement and the statement of cash flows for the first quarter of 2008 in addition to the balance sheet at January 1 and December 31, 2008. Such restatement only regarded the Domestic Business Unit.

The application of this Interpretation led to: a decrease in Revenues mainly in reference to the deferral of the component relating to customer award credits granted and an increase in Acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge.

In the balance sheet, this Interpretation led to the recognition of higher Current liabilities, mainly correlated to the deferral of Revenues, the recognition of Deferred tax assets and a consequent reduction in Equity.

In detail:

	1st Quarter 2008
(millions of euro)	Historical	Impact IFRIC 13	Restated
Revenues	7,298	(19)	7,279
Acquisition of goods and services	(3,149)	(4)	(3,153)
EBITDA	2,966	(23)	2,943
EBIT	1,528	(23)	1,505
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	949	(23)	926
Income tax expense	(392)	7	(385)
PROFIT FROM CONTINUING OPERATIONS	557	(16)	541
PROFIT FOR THE PERIOD	482	(16)	466
Attributable to:
* Owners of the Parent	501	(16)	485
* Minority interest	(19)	—	(19)

Quarterly Report at March 31, 2009	6
Telecom Italia Group

	1/1/2008			12/31/2008
(millions of euro)	Historical	Impact IFRIC 13	Restated	Historical	Impact IFRIC 13	Restated
Deferred tax assets	247	3	250	987	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957
TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the year	13,628	(4)	13,624	13,846	(31)	13,815

Equity attributable to Owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095

Equity attributable to Minority Interest	1,063	—	1,063	730	—	730

TOTAL EQUITY	26,985	(4)	26,981	26,856	(31)	26,825

Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942
TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469
TOTAL LIABILITIES	60,440	7	60,447	58,779	46	58,825
TOTAL EQUITY AND LIABILITIES	87,425	3	87,428	85,635	15	85,650

MAJOR CHANGES IN THE SCOPE OF CONSOLIDATION

In the first three months of 2009, there were no significant changes in the scope of consolidation.

In 2008, the following major changes had occurred:

•

exclusion of Entel Bolivia beginning in the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for its nationalization. The investment is now recorded in Current assets;

•	exclusion of the Pay-per-View business segment from December 1, 2008 following its sale by Telecom Italia Media S.p.A.

Quarterly Report at March 31, 2009	7
Telecom Italia Group

Corporate Boards at March 31, 2009

•	Board of Directors

The board of directors of Telecom Italia was elected by the shareholders’ meeting held on April 14, 2008 for a three-year term of office up to the approval of the 2010 financial statements.

At March 31, 2009, the board of directors of the Company is composed as follows:

Chairman	Gabriele Galateri di Genola

Chief Executive Officer	Franco Bernabè

Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Stefano Cao (*)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Luigi Zingales (independent)

Secretary	Antonino Cusimano

(*)	Co-opted by the board of directors on February 27, 2009 to replace Gianni Mion who resigned and subsequently appointed director by the shareholders’ meeting held on April 8, 2009 up to the expiry of the term of office of the board of directors (the approval of the December 31, 2010 financial statements).

The board of directors formed the following internal committees:

•

Executive Committee, composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci, Gianni Mion (resigned on February 27, 2009) and Renato Pagliaro;

•	Committee for Internal Control and Corporate Governance, composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

•	Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Berardino Libonati and Luigi Zingales.

•	Board of Statutory Auditors

The composition of the board of statutory auditors at March 31, 2009 is as follows:

Chairman	Paolo Golia

Acting Auditors	Enrico Maria Bignami
Salvatore Spiniello
Ferdinando Superti Furga
Gianfranco Zanda

Alternate Auditors	Luigi Gaspari
Enrico Laghi

Afterward, the shareholders’ meeting of April 8, 2009 renewed the composition of the board of statutory auditors of Telecom Italia which will remain in office until the approval of the 2011 financial statements.

The composition of the new board of statutory auditors is as follows:

Chairman	Enrico Maria Bignami

Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga

Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

Quarterly Report at March 31, 2009	8
Telecom Italia Group

•	Independent Auditors

Reconta Ernst & Young S.p.A. up to the audit of the 2009 financial statements.

•	Manager responsible for preparing the corporate financial reports

Marco Patuano (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Quarterly Report at March 31, 2009	9
Telecom Italia Group

Macro-organization Chart at March 31, 2009

Telecom Italia Group

Quarterly Report at March 31, 2009	10
Telecom Italia Group

Information for Investors

•	Telecom Italia S.p.A. share capital at March 31, 2009

Share capital	10,673,803,873.70 euro
Number of ordinary shares (par value 0.55 each)	13,380,795,473
Number of savings shares (par value 0.55 each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares (1)	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares held by the Group to share capital	0.84%
Market capitalization (based on March 2009 average prices)	16,152 million of euro

•	Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2009, supplemented by communications received and other sources of information (ordinary shares)

Major holdings in share capital

At March 31, 2009, taking into account the results in the Shareholders Book, communications sent to CONSOB and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120, and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital
Telco S.p.A.	Direct	24.50%
Findim Group S.A.	Direct	5.01%

Furthermore, the following companies, as investment advisory firms, notified Consob that they are in possession of Telecom Italia S.p.A. ordinary shares:

•	Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares equal to 4.024% of total Telecom Italia S.p.A. ordinary shares

•	Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares equal to 2.069% of total Telecom Italia S.p.A. ordinary shares;

•	Barclays Global Investors UK Holdings Ltd.: on March 27, 2009, for a quantity of ordinary shares equal to 2.033% of total Telecom Italia S.p.A. ordinary shares.

(1)

The value expressed includes 11,400,000 treasury shares purchased by Telecom Italia in March 2009 to service the stock option plan for top management of Telecom Italia S.p.A. approved by the shareholders’ meeting held on April 14, 2008. Furthermore, of those shares, 3,650,000 purchased between March 27, and March 31, 2009 were paid for in the first few days of April 2009.

(2)	Percentage calculated excluded the 3,650,000 treasury shares referred to in the previous note.

Quarterly Report at March 31, 2009	11
Telecom Italia Group

•	Common representatives

Carlo Pasteris is the common representative of the savings shareholders for the years 2007– 2009.

Francesco Pensato is the common representative of the bondholders for the following bonds:

•	Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium;

•	Telecom Italia 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired;

•	Telecom Italia S.p.A. Euro 750,000,000 4.50 per cent. Notes due 2011;

•	Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019.

•	Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance Telecom Italia S.p.A.

1/1/2009 – 3/31/2009 vs. MIBTEL and DJ Stoxx Indexes

(*)	Stock market prices Source: Reuters.

Relative performance Telecom Italia Media S.p.A.

1/1/2009 – 3/31/2009 vs. MIBTEL and DJ Stoxx MEDIA Indexes

(*)	Stock market prices Source: Reuters.

Quarterly Report at March 31, 2009	12
Telecom Italia Group

Relative performance Tim Participações S.A.

1/1/2009 – 3/31/2009 vs. BOVESPA and ITEL Indexes (in Brazilian reals)

(*)	Stock market prices Source: Bloomberg.

The ordinary and savings shares of Telecom Italia S.p.A. and the preferred shares of Tim Participações S.A., are listed on the New York Stock Exchange (NYSE). Telecom Italia shares are listed with ordinary and savings American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares.

•	Rating at March 31, 2009

	RATING	OUTLOOK
STANDARD & POOR’S	BBB	Stable

MOODY’S	Baa2	Stable

FITCH RATINGS	BBB	Stable

Standard & Poor’s, on March 3, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook.

Moody’s, on December 8, 2008, confirmed its Baa2 rating of Telecom Italia with a stable outlook.

Fitch Ratings, on December 11, 2008, changed its rating from BBB+ to BBB with a stable outlook.

Quarterly Report at March 31, 2009	13
Telecom Italia Group

Review of Operating and Financial Performance – Telecom Italia Group

•	First Quarter 2009 operating performance

The main profit indicators in the first quarter of 2009 compared to those in the first quarter of 2008 are as follows:

			Change
(millions of euro)	1st Quarter 2009	1st Quarter 2008	amount		%	% organic
REVENUES	6,793	7,279	(486)		(6,7)	(3,8)
EBITDA	2,798	2,943	(145)		(4,9)	(2,4)
EBITDA MARGIN	41.2%	40.4%	0,8	pp
ORGANIC EBITDA MARGIN	41.7%	41.1%	0,6	pp

EBIT	1,352	1,505	(153)		(10,2)	(6,3)
EBIT MARGIN	19.9%	20.7%	(0,8	)pp
ORGANIC EBIT MARGIN	20.4%	21.0%	(0,6	)pp

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	784	926	(142)		(15,3)

PROFIT FROM CONTINUING OPERATIONS	444	541	(97)		(17,9)
LOSS FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	—	(75)	75		—

PROFIT FOR THE PERIOD	444	466	(22)		(4,7)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	463	485	(22)		(4,5)

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent in the first quarter of 2009:

Quarterly Report at March 31, 2009	14
Telecom Italia Group

Revenues

Revenues amount to 6,793 million of euro in the first quarter of 2009 with a reduction of 6.7% compared to 7,279 million of euro in the same period of 2008 (- 486 million of euro). In terms of the organic change, the reduction in consolidated revenues is -3.8% (- 270 million of euro).

In detail, the organic change in revenues is calculated by:

•	excluding the effect of the change in the scope of consolidation (- 53 million of euro, mainly for the exclusion of Entel Bolivia from the second quarter of 2008);

•

excluding the effect of exchange differences (- 163 million of euro, from the balance of negative exchange differences of the Brazil Business Unit(1), equal to 170 million of euro, and the exchange differences of the other Business Units, equal to + 7 million of euro).

The breakdown of revenues by operating segment is the following:

	1st Quarter 2009		1st Quarter 2008		Change
(millions of euro)		% of total		% of total	amount	%	% organic
Domestic	5,357	78.9	5,600	76.9	(243)	(4.3)	(4.5)
Brazil	1,061	15.6	1,224	16.8	(163)	(13.3)	0.7
European BroadBand	308	4.5	323	4.4	(15)	(4.6)	(4.6)
Media, Olivetti and Other Operations	139	2.1	233	3.2	(94)	(40.3)
Adjustments and Eliminations	(72)	(1.1)	(101)	(1.3)	29	28.7
Total consolidated revenues	6,793	100.0	7,279	100.0	(486)	(6.7)	(3.8)

The following chart summarizes the changes in revenues in the periods under comparison:

As far as the Domestic Business Unit is concerned, the improving trend begun in 2008 in fixed telephony and the overall contraction in revenues observed in mobile telephony continues.

In particular, the change in Domestic revenues during the first quarter of 2009 reflects the following:

•

in fixed telephony: the continual expansion of the Broadband access portfolio, partly due to the growth of IPTV services and the success of the double and triple play (Alice Casa) offerings, the increase of revenues from ICT services for businesses and the growth of national wholesale services compensate in part the reduction in the revenues from retail voice due to the ongoing contraction of the customer base and traffic volumes;

(1)

The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per euro 1), for the first quarter of 2009 is equal to 3.02044 and, for the first quarter of 2008, 2.60143. The effect of the change in the exchange rates is calculated applying, to the period under comparison, the foreign currency translation rates used for the current period.

Quarterly Report at March 31, 2009	15
Telecom Italia Group

•

in mobile telephony: the reduction in revenues is not only attributable to the calendar differences between the first quarters of 2008 and 2009 but also to the overall decrease in consumption caused by the economic situation and the reduction in the mobile network termination prices which resulted in a significant contraction in “incoming telephony” revenues.

As to the growth of the Brazil Business Unit revenues, note should be taken of the positive contribution of VAS revenues (+28.6%) in addition to product revenues (+19.9%).

For an in-depth analysis of the revenue trends of the individual Business Units, please refer to the section “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is equal to 2,798 million of euro, down by 145 million of euro (-4.9%) compared to the same period of 2008. The organic change in EBITDA is negative for 70 million of euro (-2.4%).

The EBITDA margin went from 40.4% in the first quarter of 2008 to 41.2% in the first quarter of 2009; at the organic level, the organic EBITDA margin is 41.7% in the first quarter of 2009 (41.1% in the same period of the prior year).

Details of EBITDA and the EBITDA margin, by operating segment, is the following:

	1st Quarter 2009		1st Quarter 2008		Change
(millions of euro)		% of total		% of total	amount		%	% organic
Domestic	2,526	90.3	2,644	89.9	(118)		(4.5)	(4.4)
EBITDA margin	47.2		47.2		0.0	pp
Brazil	231	8.2	242	8.2	(11)		(4.5)	20.7
EBITDA margin	21.7		19.8		1.9	pp
European BroadBand	62	2.2	61	2.1	1		1.6	1.6
EBITDA margin	20.1		18.9		1.2	pp
Media, Olivetti and Other Operations	(18)	(0.6)	(2)	(0.1)	(16)		°
Adjustments and Eliminations	(3)	(0.1)	(2)	(0.1)	(1)		(50.0)
Total consolidated EBITDA	2,798	100.0	2,943	100.0	(145)		(4.9)	(2.4)
EBITDA margin	41.2		40.4		0.8	pp

The following chart summarizes the changes in EBITDA:

Quarterly Report at March 31, 2009	16
Telecom Italia Group

Non-organic income and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Disputes and settlements	12	9	3
Costs for services of the Brazil Business Unit associated with the resolution of a dispute	21	—	21
Other expenses, net	4	3	1

Total non-organic (income) expenses	37	12	25

EBITDA was particularly impacted by the performance of the following line items, analyzed below.

Acquisition of goods and services

Acquisition of goods and services amount to 2,814 million of euro, with a reduction of 339 million of euro (-10.8%) compared to the first quarter of 2008 (3,153 million of euro) connected in part with the exchange rate effect, particularly of the Brazil Business Unit (- 94 million of euro). In any case, the reduction covered all areas of expenses, particularly the portion of revenues to be paid to other operators and purchases of commercial goods and services of the Domestic and European BroadBand Business Units.

In detail:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Purchases of goods	331	417	(86)
Portion of revenues to paid to other operators and interconnection costs	1,226	1,377	(151)
Commercial and advertising costs	427	467	(40)
Power, maintenance and outsourced services	305	311	(6)
Rent and leases	151	153	(2)
Other service expenses	374	428	(54)

Total acquisition of goods and services	2,814	3,153	(339)
% of revenues	41.4	43.3	(1.9	)pp

Employee benefits expenses

Details are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Employee benefits expenses – Italy	900	887	13
Employee benefits expenses – Foreign	92	104	(12)

Total employee benefits expenses	992	991	1
% of revenues	14.6	13.6	1.0	pp

In the Italian component of employee benefits expenses, the decrease resulting from the reduction in the average number of the salaried workforce (-1,874 compared to the first quarter of 2008, at the same scope of consolidation) is offset, mainly, by the effect of the June 2008 increase in minimum salaries established in the TLC collective national labor contract and the effect of estimated TLC labor contract expenses for the current year.

In the foreign component of employee benefits expenses, the effect of the decrease of 12 million of euro is due to the exclusion from the scope of consolidation of Entel Bolivia (- 4 million of euro) as well as the exchange rate effect of the Brazil Business Unit (- 8 million of euro).

Quarterly Report at March 31, 2009	17
Telecom Italia Group

The average number of the salaried workforce is the following:

(equivalent number)	1st Quarter 2009	1st Quarter 2008	Change
Average salaried workforce – Italy	61,449	63,323	(1,874)
Average salaried workforce – Foreign (1)	12,330	14,051	(1,721)

Total average salaried workforce (2)	73,779	77,374	(3,595)

Non-current assets held for sale – Foreign	—	1,349	(1,349)

Total average salaried workforce – including Non-current assets held for sale	73,779	78,723	(4,944)

(1)	The change compared to the first quarter of 2008 includes a reduction due to the exclusion of the 1,483 average headcount of the Entel Bolivia group which was excluded from the scope of consolidation.
(2)	The total includes people with temp work contracts: 926 average headcount in the first quarter of 2009 (1,551 average headcount in the first quarter of 20o8).

Headcount at March 31, 2009 is the following:

(number)	3/31/2009	12/31/2008	Change
Headcount – Italy	64,037	64,242	(205)
Headcount – Foreign	13,462	13,583	(121)

Total (1)	77,499	77,825	(326)

(1)	Includes headcount with temp work contracts: 923 at 3/31/2009 and 1,075 at 12/31/2008.

The 326 headcount reduction compared to December 31, 2008 is detailed as follows:

(number)	12/31/2008	In	Out	Net turnover	Temp change	3/31/2009
Domestic	61,816	381	(410)	(29)	(196)	61,591
Brazil	10,285	664	(755)	(91)	—	10,194
European BroadBand	2,912	56	(103)	(47)	29	2,894
Media, Olivetti and Other Operations	2,812	53	(60)	(7)	15	2,820

Turnover	77,825	1,154	(1,328)	(174)	(152)	77,499

Other income

Details are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Late payment fees charged for telephone services	18	27	(9)
Recovery of costs for employees, purchases and services rendered	12	13	(1)
Capital and operating grants	9	16	(7)
Damage compensation, penalties and sundry recoveries	9	18	(9)
Sundry income	6	20	(14)

Total	54	94	(40)

Quarterly Report at March 31, 2009	18
Telecom Italia Group

Other operating expenses

Details are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Writedowns and expenses in connection with credit management	154	206	(52)
Charges to provisions	28	40	(12)
Telecommunications operating fees and charges	63	79	(16)
Taxes on revenues of Brazilian companies	57	64	(7)
Indirect duties and taxes	34	35	(1)
Penalties, compensation and administrative sanctions	7	8	(1)
Association dues and fees, donations, scholarships and traineeships	7	6	1
Sundry expenses	7	11	(4)

Total	357	449	(92)

Writedowns and expenses in connection with credit management include 98 million of euro referring to the Domestic Business Unit (92 million of euro in the first quarter of 2008), 45 million of euro to the Brazil Business Unit (105 million of euro in the first quarter of 2008, which recorded higher writedowns for one specific sales channel) and 11 million of euro to the European BroadBand Business Unit (9 million of euro in the first quarter of 2008).

The charges to provisions recorded mainly for pending disputes include 23 million of euro referring to the Domestic Business Unit (29 million of euro in the first quarter of 2008) and 5 million of euro to the Brazil Business Unit (10 million of euro in the first quarter of 2008).

Depreciation and amortization and Gains on disposals of non-current assets

Amortization and depreciation charges are detailed as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Amortization of intangible assets with an definite useful life	580	598	(18)
Depreciation of property, plant and equipment – owned and leased	867	865	2

Total	1,447	1,463	(16)

The reduction in the amortization of intangible assets with an definite useful life is entirely in connection with the Brazil exchange rate effect (- 19 million of euro) which also had an impact of—17 million of euro on the change in depreciation of property, plant and equipment – owned and leased, countered by higher depreciation charges in the Domestic and European BroadBand Business Units.

The gains on disposals of non-current assets total 1 million of euro compared to 25 million of euro in the first quarter of 2008 which had referred primarily to the disposal of buildings.

EBIT

EBIT is 1,352 million of euro, with a reduction of 153 million of euro compared to the first quarter of 2008 (-10.2%). The organic change in EBIT is negative for 94 million of euro (-6.3%).

The EBIT margin went from 20.7% in the first quarter of 2008 to 19.9% in first quarter of 2009; at the organic level, the EBIT margin is 20.4% in the first quarter of 2009 (21.0% in the same period of the prior year).

Quarterly Report at March 31, 2009	19
Telecom Italia Group

The following chart summarizes the changes in EBIT:

Non-organic income and expenses excluded from the calculation of organic EBIT are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Non-organic expenses already described under EBITDA	37	12	25
Non-recurring gains on sale of properties	—	(25)	25

Total Non-organic (income) expenses	37	(13)	50

Share of profits (losses) of associates and joint venture accounted for using the equity method

Details are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
ETECSA	19	16	3
Other	(5)	3	(8)

Total	14	19	(5)

Other income (expenses) from investments

Other income (expenses) from investments amount to 5 million of euro in the first quarter of 2009 and include net gains of 4 million of euro on disposals of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which had already been classified in Non-current assets held for sale at December 31, 2008.

Finance income (expenses)

Details are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	(20)	(30)	10
Income (expenses) on bond buybacks	(2)	26	(28)
Early closing of cash flow derivatives	5	4	1
Net finance expenses, fair value adjustments of derivatives and other items	(570)	(598)	28

Total	(587)	(598)	11

Quarterly Report at March 31, 2009	20
Telecom Italia Group

The bond buyback transactions carried out in the first quarter of 2009 refer to bonds maturing in the short term.

The loss recorded on the buyback will be fully offset by the coupon interest no longer due on the portion of bonds repurchased. The bond buybacks that clearly offer the Group a savings in terms of finance expenses constitute an efficient alternative to the investment of liquidity.

The improvement of 28 million of euro in net financial expenses, fair value adjustments of derivatives and other items largely refers to the positive change in the fair value of derivatives that qualified for hedge accounting.

Income tax expense

Income tax expense amounts to 340 million of euro and records a decrease of 45 million of euro compared to the first quarter of 2008, mainly as a result of the reduction in the taxable base.

Loss from Discontinued operations/Non-current assets held for sale

In the first quarter of 2008, this line item for - 75 million of euro included the consolidated loss of the Liberty Surf group which had been classified in discontinued operations and then sold in August 2008.

Quarterly Report at March 31, 2009	21
Telecom Italia Group

•	Consolidated financial position performance

Financial position structure

(millions of euro)	3/31/2009	12/31/2008	Change
ASSETS
Non-current assets	70,260	70,957	(697)
of which Goodwill	43,949	43,891	58
Current assets	14,311	14,684	(373)
Discontinued operations/Non-current assets held for sale	—	9	(9)

	84,571	85,650	(1,079)

TOTAL LIABILITIES
Equity	27,049	26,825	224
Non-current liabilities	39,562	40,356	(794)
Current liabilities	17,960	18,469	(509)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

	84,571	85,650	(1,079)

Non-current assets

•	Intangible assets: decreased by 32 million of euro, from 50,383 million of euro at the end of 2008 to 50,351 million of euro at March 31, 2009. In particular:

•	intangible assets with a definite useful life decreased by 90 million of euro as a result of:

•	additions (+ 416 million of euro);

•	amortization charge for the period (- 580 million of euro);

•	disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of + 74 million of euro);

•	goodwill increased by 58 million of euro due to the fluctuation in the exchange rates of the Brazilian companies.

•	Property, plant and equipment: decreased by 191 million of euro, from 15,662 million of euro at the end of 2008 to 15,471 million of euro at March 31, 2009 as a result of:

•	additions (+ 609 million of euro);

•	depreciation charge for the period (- 867 million of euro);

•	disposals, change in the scope of consolidation, exchange differences and other movements (for a net balance of + 67 million of euro di).

•

Other non-current assets: decreased by 474 million of euro, from 4,912 million of euro at the end of 2008 to 4,438 million of euro at March 31, 2009. Of that amount, 235 million of euro refers to Deferred tax assets after compensation with income taxes accrued for the first three months of 2009.

Current assets

•

Inventories, Trade and miscellaneous receivables and other current assets: decreased in total by 295 million of euro, from 8,480 million of euro at year-end 2008 to 8,185 million of euro at March 31, 2009.

•	Current income tax receivables: decreased by 32 million of euro, from 73 million of euro at year-end 2008 to 41 million of euro at March 31, 2009.

•

Securities other than investments, Financial receivables and other non-current financial assets, Cash and cash equivalents: in total are basically unchanged, with a reduction of 46 million of euro, from 6,092 million of euro at year-end 2008 to 6,046 at March 31, 2009.

Discontinued assets/Non-current assets held for sale

Discontinued assets/Non-current assets held for sale at year-end 2008 included the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which were sold in March 2009.

Quarterly Report at March 31, 2009	22
Telecom Italia Group

•	Consolidated equity

Consolidated equity amounts to 27,049 million of euro (26,825 million of euro at December 31, 2008), of which 26,304 million of euro is attributable to Owners of the Parent (26,095 million of euro at December 31, 2008) and 745 million of euro attributable to Minority Interest ( 730 million of euro at December 31, 2008).

In greater detail, the changes in equity are the following:

(millions of euro)	1/1 - 3/31/2009	1/1 - 12/31/2008
At the beginning of the period (historical data)	26,856	26,985
Change in accounting principles (*)	(31)	(4)

At the beginning of the period (restated)	26,825	26,981
Profit for the period	444	(*) 2,188
Change in exchange differences on translating financial statements of foreign operations	191	(778)
Change in the fair value reserve of available-for-sale financial assets and derivative hedging instruments	(381)	225

Total profit for the period	254	1,635
Dividends declared by:	(2)	(1,668)
- Telecom Italia S.p.A.	—	(1,609)
- Other Group companies	(2)	(59)
Bond conversions, equity instruments assigned and purchase of treasury shares	(10)	(26)
Change in scope of consolidation and other changes	(18)	(97)

At the end of the period	27,049	26,825

(*)	Includes the impact of the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

Quarterly Report at March 31, 2009	23
Telecom Italia Group

•	Net financial debt and financial flows

Net debt is composed as follows:

Net financial debt

(millions of euro)	3/31/2009	12/31/2008	Change
NON-CURRENT FINANCIAL LIABILITIES
Bonds	26,547	25,680	867
Amounts due to banks, other financial payables and liabilities	7,520	9,134	(1,614)
Finance lease liabilities	1,684	1,713	(29)

	35,751	36,527	(776)

CURRENT FINANCIAL LIABILITIES (1)
Bonds	4,020	4,497	(477)
Amounts due to banks, other financial payables and liabilities	2,868	1,496	1,372
Finance lease liabilities	269	274	(5)
	7,157	6,267	890
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	—	—	—

GROSS FINANCIAL DEBT	42,908	42,794	114

NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(15)	(15)	—
Financial receivables and other financial assets	(2,329)	(2,648)	319
	(2,344)	(2,663)	319
CURRENT FINANCIAL ASSETS
Securities other than investments	(686)	(185)	(501)
Financial receivables and other current financial assets	(481)	(491)	10
Cash and cash equivalents	(4,879)	(5,416)	537
	(6,046)	(6,092)	46
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

GROSS FINANCIAL ASSETS	(8,390)	(8,755)	365

NET FINANCIAL DEBT	34,518	34,039	479

(1)	of which the current portion of medium/long-term debt:

Bonds	4,020	4,497	(477)
Amounts due to banks, other financial payables and liabilities	2,112	684	1,428
Finance lease liabilities	269	274	(5)

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first quarter of 2009:

Quarterly Report at March 31, 2009	24
Telecom Italia Group

Net operating free cash flow

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
EBITDA	2,798	2,943	(145)
Capital expenditures on an accrual basis	(1,025)	(1,228)	203

Change in net operating working capital:	(943)	(756)	(187)
Change in inventories	(3)	(23)	20
Change in trade receivables and net amounts due on construction contracts	351	511	(160)
Change in trade payables (*)	(1,266)	(1,282)	16
Other changes in operating receivables/payables	(25)	38	(63)
Change in provisions for employees benefits	7	4	3
Change in operating provisions and Other changes	13	5	8

Net operating free cash flow	850	968	(118)

(*)	Including the change in trade payables for amounts due to fixed asset suppliers.

The positive contribution by EBITDA to Operating free cash flow was countered by capital expenditure requirements and the change in net operating working capital of—943 million of euro. Specifically, the positive impact from the reduction of 351 million of euro in Trade receivables was more than offset by the negative impact of lower Trade payables (- 1,266 million of euro), due also to the programs to cut costs and capital expenditures.

Capital expenditures flow

Capital expenditures flow is 1,025 million of euro, with a decrease of 203 million of euro compared to the first quarter of 2008. The breakdown is as follows:

	1st Quarter 2009		1st Quarter 2008		Change
(millions of euro)		% of total		% of total
Domestic	835	81.5	970	79.0	(135)
Brazil	104	10.1	139	11.3	(35)
European BroadBand	73	7.1	100	8.2	(27)
Media, Olivetti and Other Operations	15	1.5	20	1.6	(5)
Adjustments and Eliminations	(2)	(0.2)	(1)	(0.1)	(1)

Total	1,025	100.0	1,228	100.0	(203)
% of revenues	15.1		16.9		(1.8	)pp

The reduction in capital expenditures, besides the effect of the exchange rate of the Brazilian real (- 19 million of euro), is also due to the effects of the programs to cut costs and capital expenditures begun in 2008.

The following also had an effect on net financial debt during the first quarter of 2009:

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 37 million of euro (44 million of euro in the first quarter of 2008) and refers to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for a total of 13 million of euro) and the disposal of other property, plant and equipment and intangible assets in the first few months of 2009.

Treasury shares buyback flow

Treasury shares buyback flow amounts to 7 million of euro and refers to the part already paid at March 31, 2009 on a total number of 11.4 million of euro Telecom Italia ordinary shares purchased to service the top management incentive plan denominated Top 2008 Plan. The total outlay was 11 million of euro – corresponding to an average price per share of 0.92959 (including the brokerage commissions) – of which 4 million of euro was paid in the first few days of April 2009.

The buyback was carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

Quarterly Report at March 31, 2009	25
Telecom Italia Group

Finance expenses, taxes and other net non-operating requirements flow

These mainly include the payment, made during the first quarter of 2009, of taxes (which include 187 million of euro for the tax disputes which had already been set aside in prior years), net finance expenses and also the change in non-operating receivables and payables, inclusive of the fair value measurement of derivatives which was negative in the first quarter of 2009.

The volatility that was a distinguishing factor of the financial markets in the first quarter of 2009, especially in reference to the levels of interest and exchange rates, did in fact influence the fair value measurement of the derivative positions hedging future variable contractual flows and, consequently, increased the Group’s net financial debt. Such measurement does not entail an actual financial settlement and its accounting effects are deferred in a specific Equity reserve, with an offsetting entry to the Net financial debt of the Group.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

The Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 70% for the fixed-rate component and 30% for the floating-rate component.

Derivative financial instruments are designated as fair value hedges of exchange rate risk on financial instruments denominated in currencies other than the and of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

In managing market risks, the Group adopts a “guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments. Additional details are provided in the Note “Derivatives” in the consolidated financial statements of the Telecom Italia Group at December 31, 2008, posted on the Company’s website http://www.telecomitalia.it.

Sales of receivables to factoring companies

The sale of receivables to factoring companies finalized during the first quarter of 2009 resulted in a positive effect on net financial debt at March 31, 2009 of 591 million of euro (794 million of euro at December 31, 2008 and 686 million of euro in the first quarter of 2008).

Gross financial debt

Bonds

Bonds at March 31, 2009 are recorded for 30,567 million of euro (30,177 million of euro at December 31, 2008). Their nominal repayment amount is 29,516 million of euro with an increase of 696 million of euro compared to December 31, 2008 (28,820 million of euro).

Quarterly Report at March 31, 2009	26
Telecom Italia Group

Changes in bonds in the first quarter of 2009 are as follows:

(millions of euro of the original currency )	Currency	Amount
NEW ISSUES				Issue date
Telecom Italia S.p.A., 500 million of euro, 7.875%, maturing 1/22/2014	Euro	500		1/22/2009
Telecom Italia S.p.A., 650 million of euro, 6.75% maturing 3/21/2013	Euro	650		3/19/2009
Telecom Italia S.p.A., 850 million of euro, 8.25% maturing 3/21/2016	Euro	850		3/19/2009

REPAYMENTS				Repayment date
Telecom Italia Finance S.A. 5.15%, issued guaranteed by Telecom Italia S.p.A.	Euro	1,450	(*)	2/9/2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.60%	Euro	110		3/30/2009

BUYBACKS				Buyback period
Telecom Italia Finance S.A., 2,103 million of euro 6.575% maturing July 2009	Euro	218.9		from January to March
Telecom Italia Finance S.A., 138.8 million of euro Floating Rate Notes maturing June 2010	Euro	17		March

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: total 356 million of euro (nominal amount) at March 31, 2009 and increased during the first quarter of 2009 by 8 million of euro (348 million of euro at December 31, 2008).

Bond buybacks: in the first quarter of 2009, as occurred in 2008, the Telecom Italia Group bought back bonds in order to:

•	give investors a further possibility of monetizing their position, increasing the securities’ level of liquidity at a time of financial market uncertainty;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

(*)	Net of 50 million of euro of bonds bought back by the Company in 2008.

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at March 31, 2009, represented by the Term Loan (TL) of 1.5 billion of euro expiring 2010 and the Revolving Credit Facility (RCF) of 8 billion of euro in total expiring August 2014, are presented in the following table:

	3/31/2009		12/31/2008
(billions of euro )	Agreed	Drawn down	Agreed	Drawn down
Term Loan - expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility - expiring 2014	8.0	1.5	8.0	1.5

Total	9.5	3.0	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•	under the RCF, the bank has a commitment for 127 million of euro of which 23.8 million of euro has been disbursed;

•

under the TL, the bank has a commitment for 19.9 million of euro, for an amount completely disbursed. With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entail changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.84 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 6%.

Quarterly Report at March 31, 2009	27
Telecom Italia Group

The maturities of financial liabilities in terms of both the carrying amount (including measurements based on fair value adjustments and amortized cost, included in accrued expenses) and the expected nominal repayment amount, as contractually agreed, are as follows:

Maturities of financial liabilities – at carrying amount (1) (2):

	maturing by 3/31 of the year:
(millions of euro)	2010	2011	2012	2013	2014	After 2014	TOTAL
Bonds	4,020	2,574	4,508	3,491	2,383	13,591	30,567
Bank debt, other financial payables and liabilities	2,112	457	327	210	1,333	5,193	9,632
Finance lease liabilities	269	204	174	136	118	1,052	1,953

Total	6,401	3,235	5,009	3,837	3,834	19,836	42,152

Current financial liabilities	756						756

Total	7,157	3,235	5,009	3,837	3,834	19,836	42,908

(1)	The carrying amounts include the measurements based on fair value adjustments and amortized cost.
(2)	Financial commitments include the accrued expense and deferred income components of which: 0.5 million of euro is in non-current financial liabilities due after 1 year, 928 million of euro in non-current financial liabilities due within 1 year and 15 million of euro in current financial liabilities.

Maturities of financial liabilities – at nominal repayment amount:

	maturing by 3/31 of the year:
(millions of euro)	2010	2011	2012	2013	2014	After 2014	TOTAL
Bonds	3,397	2,549	4,452	3,500	2,503	13,115	29,516
Bank debt, other financial payables and liabilities	1,834	444	307	169	1,209	4,225	8,188
Finance lease liabilities	251	204	174	136	118	1,052	1,935

Total	5,482	3,197	4,933	3,805	3,830	18,392	39,639

Current financial liabilities	730						730

Total	6,212	3,197	4,933	3,805	3,830	18,392	40,369

Current financial assets and liquidity margin

Current financial assets amount to 6,046 million of euro (6,092 million of euro at December 31, 2008). The available liquidity margin of the Telecom Italia Group, calculated as the sum of Cash and cash equivalents and Securities other than investments, totals 5,565 million of euro at March 31, 2009 (5,601 million of euro at December 31, 2008) which, together with unused committed credit lines of 6.5 billion of euro, allows a broad coverage of the Group’s repayment obligations over the next 18-24 months.

In particular, current financial assets at March 31, 2009 include:

•

Cash and cash equivalents for 4,879 million of euro (5,416 million of euro at December 31, 2008). The change is basically due to the different technical forms of investment used for available cash: at year end, Telecom Italia S.p.A. had invested 493 million of euro in repurchase agreements on Italian government securities which were therefore classified in this category. Instead, in the first quarter of 2009, liquidity was invested in Italian treasury bonds and classified in Securities other than investments.

The different technical forms of investing available cash at March 31, 2009, including commercial paper for 70 million of euro, can be analyzed as follows:

•	Maturities: investments have a maximum maturity date of three months;

•	Counterparty risk: investments are made with first-rate banks and financial institutions that have a high credit rating of at least A-;

•	Country risk: investments are mainly made in major European financial markets;

•

Financial receivables and other current financial assets for 481 million of euro (491 million of euro at December 31, 2008), which include the current portion of loans receivable from employees (10 million of euro), the current portion of financial receivables for lessors’ net investments (144 million of euro), hedging derivatives that hedge items classified in current assets/liabilities of a financial nature (249 million of euro), non-hedging derivatives (44 million of euro) and other current financial assets (34 million of euro);

•

Securities other than investments, maturing beyond three months, for 686 million of euro (185 million of euro at December 31, 2008), which include 609 million of euro of Italian treasury bonds purchased by Telecom Italia S.p.A. (with A+ ratings by S&P’s) and 77 million of euro of bonds issued by counterparties with ratings of at least BBB+ with different maturities, but all with an active market.

Quarterly Report at March 31, 2009	28
Telecom Italia Group

Non-current financial assets

Non-current financial assets amount to 2,344 million of euro (2,663 million of euro al December 31, 2008) and mainly include the non-current portion of loans receivables from employees (59 million of euro), the non-current portion of financial receivables for lessors’ net investments (251 million of euro), the non-current portion hedging derivatives that hedge items classified in current assets/liabilities of a financial nature (1,998 million of euro) and securities other than investments (15 million of euro).

***

Covenants and negative pledges relating to debt positions at March 31, 2009

The bonds issued by the companies of the Group do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Since these bonds have been placed principally in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected in these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

The bond regulation for the Telecom Italia Finance bonds of 2 billion of euro maturing on April 20, 2011 calls for a 25 basis point (0.25%) increase or decrease in the coupon rate whenever Telecom Italia’s rating is downgraded or upgraded by a notch by S&P’s or Moody’s.

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 553 million of euro (out of a total of 1,947 million of euro at March 31, 2009) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for the loan with a nominal amount of 350 million of euro, if Telecom Italia’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loan with a nominal amount of 200 million of euro, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the project.

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants similar to these are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 113 million of euro at March 31, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Quarterly Report at March 31, 2009	29
Telecom Italia Group

Lastly, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

At March 31, 2009, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position has in any way been breached or violated.

Events subsequent to March 31, 2009

In April:

•

Telecom Italia Finance S.A. purchased its own bonds on the market for a total nominal amount of about 25 million of euro. The bonds that were bought back refer to the bonds “Telecom Italia Finance S.A., 2,103 million of euro, 6.575% maturing July 30, 2009”;

•

Telecom Italia S.p.A. purchased its own bonds on the market for a total nominal amount of about 46 million of euro. The bonds that were bought back refer to the bonds “Telecom Italia S.p.A., 850 million of euro at a floating rate maturing June  7, 2010”.

Business Outlook for the year 2009

With regard to the business outlook for the current year, the Telecom Italia Group confirms the profit and financial targets announced at the end of 2008 during the presentation of the Group’s 2009-2011 three-year plan. In particular:

•	Domestic Business Unit: organic EBITDA at 9.9 -10 billion of euro;

•	Brazil Business Unit: organic EBITDA at approximately 3.6 billion of BRL;

•	Net financial debt/EBITDA ratio at about 2.9 at year-end 2009.

Therefore, the Group organic EBITDA is confirmed at the previous target.

Quarterly Report at March 31, 2009	30
Telecom Italia Group

Interim Consolidated Financial Statements

Separate Consolidated Income Statements

	1st Quarter 2009 (a)	1st Quarter 2008 Restated (b)	Change
(millions of euro)			(a-b)%
Revenues	6.793	7.279	(486)	(6,7)
Other income	54	94	(40)	(42,6)

Total operating revenues and other income	6.847	7.373	(526)	(7,1)

Acquisition of goods and services	(2.814)	(3.153)	339	10,8
Employee benefits expenses	(992)	(991)	(1)	(0,1)
Other operating expenses	(357)	(449)	92	20,5
Changes in inventories	(7)	29	(36)	°
Internally generated assets	121	134	(13)	(9,7)

OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	2.798	2.943	(145)	(4,9)

Depreciation and amortisation	(1.447)	(1.463)	16	1,1
Gains (losses) on disposals of non-current assets	1	25	(24)	°
Impairment reversals (losses) on non-current assets	—	—	—	—

OPERATING PROFIT (EBIT)	1.352	1.505	(153)	(10,2)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	14	19	(5)	(26,3)
Other income (expenses) from investments	5	—	5	°
Finance income	963	1.260	(297)	(23,6)
Finance expenses	(1.550)	(1.858)	308	16,6

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	784	926	(142)	(15,3)

Income tax expense	(340)	(385)	45	11,7

PROFIT FROM CONTINUING OPERATIONS	444	541	(97)	(17,9)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(75)	75	—

PROFIT FOR THE PERIOD	444	466	(22)	(4,7)

of which:
* Profit attributable to owners of the Parent	463	485	(22)	(4,5)
* Profit (loss) attributable to Minority Interest	(19)	(19)	—	0,0

Basic and Diluted Earnings Per Share (EPS) (*) (euro)	1st Quarter 2009	1st Quarter 2008 Restated
Basic and Diluted EPS per:
• Ordinary Share	0,03	0,03
• Savings Share	0,04	0,04
Of which:

– From continuing operations
• Ordinary Share	0,03	0,03
• Savings Share	0,04	0,04

– From Discontinued operations/Non-current assets held for sale
• Ordinary Share	—	—
• Savings Share	—	—

(*)	Basic EPS is equal to Diluted EPS.

Quarterly Report at March 31, 2009	31
Telecom Italia Group

Statements of Comprehensive Income

As set out in IAS 1 (Presentation of Financial Statements) revised, which came into effect on January 1, 2009, the statement of comprehensive income is presented below and includes, beside the profit for the period, as shown in the separate consolidated income statement, all other non-owner changes in equity.

(millions of euro)		1st Quarter 2009	1st Quarter 2008 Restated
PROFIT FOR THE PERIOD	(A)	444	466

OTHER COMPONENTS OF THE STATEMENT OF COMPREHENSIVE INCOME:

Available for sale assets:
Profit (loss) from fair value adjustments		(7)	(1)
Loss (profit) transferred to the Separate Income Statement		—	—

		(7)	(1)

Hedging instruments:
Profit (loss) from fair value adjustments		(350)	(462)
Loss (profit) transferred to the Separate Income Statement		(175)	381

		(525)	(81)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		179	(235)
Loss (profit) on translating foreign operations transferred to the Separate Income Statement		—	—

		179	(235)

Share of other profits (losses) of associates and joint ventures accounted for using the equity method		12	(19)

Income taxes related to Other components of the Statement of Comprehensive Income		151	21

	(B)	(190)	(315)

TOTAL PROFIT (LOSS) FOR THE PERIOD	(A+B)	254	151

Attributable to:
* Owners of the Parent		236	219
* Minority Interest		18	(68)

Quarterly Report at March 31, 2009	32
Telecom Italia Group

Statements of Financial Position

(millions of euro)	3/31/2009 (a)	12/31/2008 Restated (b)	Change (a-b)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	43.949	43.891	58
Intangible assets with a finite useful life	6.402	6.492	(90)

	50.351	50.383	(32)
Tangible assets
Property, plant and equipment owned	14.092	14.252	(160)
Assets held under finance leases	1.379	1.410	(31)

	15.471	15.662	(191)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	484	496	(12)
Other investments	93	57	36
Securities, financial receivables and other non-current financial assets	2.344	2.663	(319)
Miscellaneous receivables and other non-current assets	750	694	56
Deferred tax assets	767	1.002	(235)

	4.438	4.912	(474)

TOTAL NON-CURRENT ASSETS (A)	70.260	70.957	(697)

CURRENT ASSETS
Inventories	382	379	3
Trade and miscellaneous receivables and other current assets	7.803	8.101	(298)
Current income tax receivables	41	73	(32)
Investments	39	39	—
Securities other than investments	686	185	501
Financial receivables and other current financial assets	481	491	(10)
Cash and cash equivalents	4.879	5.416	(537)

CURRENT ASSETS SUB-TOTAL	14.311	14.684	(373)

Discontinued operations/Non-current assets held for sale
of a financial nature	—	—	—
of a non-financial nature	—	9	(9)
	—	9	(9)

TOTAL CURRENT ASSETS (B)	14.311	14.693	(382)

TOTAL ASSETS (A+B)	84.571	85.650	(1.079)

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Parent	26.304	26.095	209
Equity attributable to Minority Interest	745	730	15

TOTAL EQUITY (C)	27.049	26.825	224

NON-CURRENT LIABILITIES
Non-current financial liabilities	35.751	36.527	(776)
Employee benefits	1.224	1.212	12
Deferred tax liabilities	311	386	(75)
Provisions	725	692	33
Miscellaneous payables and other non-current liabilities	1.551	1.539	12

TOTAL NON-CURRENT LIABILITIES (D)	39.562	40.356	(794)

CURRENT LIABILITIES
Current financial liabilities	7.157	6.267	890
Trade and miscellaneous payables and other current liabilities	9.740	10.942	(1.202)
Current income tax payables	1.063	1.260	(197)

Current liabilities sub-total	17.960	18.469	(509)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	—	—	—
of a non-financial nature	—	—	—
	—	—	—

TOTAL CURRENT LIABILITIES (E)	17.960	18.469	(509)

TOTAL LIABILITIES (F=D+E)	57.522	58.825	(1.303)

TOTAL EQUITY AND LIABILITIES (C+F)	84.571	85.650	(1.079)

Quarterly Report at March 31, 2009	33
Telecom Italia Group

Statements of Cash Flows

(millions of euro)	1st Quarter 2009	1st Quarter 2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	444	541
Adjustments for:
Depreciation and amortization	1.447	1.463
Impairment losses (reversals) of non-current assets (including investments)	21	31
Net change in deferred tax assets and liabilities	310	336
Losses (gains) realized on disposals of non-current assets (including investments)	(6)	(26)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(14)	(19)
Change in employee benefits	7	4
Change in inventories	(3)	(23)
Change in trade receivables and net receivables on construction contracts	351	511
Change in trade payables	(1.056)	(1.003)
Net change in miscellaneous receivables/payables and other assets/liabilities	(267)	119
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	1.234	1.934

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(416)	(443)
Purchase of tangible assets on an accrual basis	(609)	(785)
Total purchase of intangible and tangible assets on an accrual basis	(1.025)	(1.228)
Change in amounts due to fixed asset suppliers	(210)	(279)
Total purchase of intangible and tangible assets on a cash basis	(1.235)	(1.507)
Acquisition of other investments	(1)	—
Change in financial receivables and other financial assets	(298)	(204)
Proceeds from sale/repayment of intangible, tangible and other non-current assets	37	44
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(1.497)	(1.667)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	(593)	41
Proceeds from non-current financial liabilities (including current portion)	2.112	211
Repayments of non-current financial liabilities (including current portion)	(1.835)	(1.859)
Considerations paid for equity instruments	(7)	—
Dividends paid	(1)	(26)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(324)	(1.633)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	—	(24)

AGGREGATE CASH FLOWS (E=A+B+C+D)	(587)	(1.390)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5.226	6.204

Net foreign exchange differences on net cash and cash equivalents (G)	36	(20)

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	4.675	4.794

Quarterly Report at March 31, 2009	34
Telecom Italia Group

ADDITIONAL CASH FLOWS INFORMATION:

(millions of euro)	1st Quarter 2009	1st Quarter 2008 Restated
Income taxes (paid) received	(198)	(23)
Interest expense paid	(1.013)	(1.116)
Interest income received	231	263
Dividends received	2	11

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euro)	1st Quarter 2009	1st Quarter 2008 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents - from continuing operations	5.416	6.449
Bank overdrafts repayable on demand – from continuing operations	(190)	(275)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	30
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	5.226	6.204

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents - from continuing operations	4.879	5.068
Bank overdrafts repayable on demand – from continuing operations	(204)	(280)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	14
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	(8)
	4.675	4.794

Quarterly Report at March 31, 2009	35
Telecom Italia Group

Highlights - Business Units of the Telecom Italia Group

The data of the Telecom Italia Group is presented in this quarterly report according to the following operating segments:

•

Domestic Business Unit: domestic operations of fixed-line telecommunications (divided into retail voice, internet, data business and wholesale) and mobile telecommunications as well as the relative support activities;

•	Brazil Business Unit: telecommunications operations in Brazil;

•	European BroadBand Business Unit: broadband services in Germany and the Netherlands;

•	Media Business Unit: television activities;

•	Olivetti Business Unit: activities for the manufacture of digital printing systems and office products;

•	Other operations: finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Information by operating segment is as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)
(millions of euro)	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008	3/31/2009	12/31/2008
Domestic	5,357	5,600	2,526	2,644	1,392	1,543	835	970	61,591	61,816
Brazil	1,061	1,224	231	242	(5)	(17)	104	139	10,194	10,285
European BroadBand	308	323	62	61	(4)	6	73	100	2,894	2,912
Media	51	74	(5)	(21)	(20)	(37)	14	18	1,006	967
Olivetti	71	83	(9)	(7)	(10)	(9)	1	1	1,163	1,194
Other operations	17	76	(4)	26	(4)	17	—	1	651	651
Adjustments and Eliminations	(72)	(101)	(3)	(2)	3	2	(2)	(1)	—	—

Consolidated Total	6,793	7,279	2,798	2,943	1,352	1,505	1,025	1,228	77,499	77,825

Quarterly Report at March 31, 2009	36
Telecom Italia Group

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table:

	3/31/2009	12/31/2008	3/31/2008
DOMESTIC FIXED-LINE
Fixed-line network connections in Italy (thousands)	19,582	20,031	21,648
Physical accesses (Consumer +Business) (thousands)	16,972	17,352	18,797
Voice pricing plans (thousands)	5,655	5,834	6,243
Broadband accesses in Italy (thousands)	8,329	8,134	7,728
of which retail (thousands)	6,843	6,754	6,541
Virgilio page views during period (millions)	4,394	16,405	4,037
Virgilio average daily single visitors (millions)	3.1	2.5	2.4

Network infrastructure in Italy
- access network in copper (millions of km - pair)	109.3	109.3	106.8
- access and carrier network in optical fiber (millions of km - fiber)	3.9	3.9	3.8

Network infrastructure abroad
European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic
Minutes of traffic on fixed-line network (billions)	35.7	144.3	38.3
- Domestic traffic	31.1	125.3	33.8
- International traffic	4.6	19.0	4.5

DOMESTIC MOBILE
Number of lines at period-end (thousands)	34,163	34,797	35,930
of which prepaid lines (thousands) (1)	27,967	28,660	30,221
Change in lines (%)	(4.9)	(4.2)	7.0
Churn rate (2)	6.0	23.6	6.3
Total outgoing traffic per month (millions of minutes)	2,906	3,054	3,037
Total outgoing and incoming traffic per month (millions of minutes)	4,116	4,316	4,266
Average monthly revenues per line (3)	19.3	20.7	19.5

BRAZIL
Number of lines at period-end (thousands)	36,096	36,402	32,533

EUROPEAN BROADBAND (4)
Broadband accesses in other European countries at period-end (thousands)	2,484	2,510	2,558

MEDIA
La7 audience share Free to Air (analog mode) (average during the period, in %)	2.9	3.1	3.1
La7 audience share Free to Air (analog mode) (last month of the period, in %)	2.8	3.0	3.1

(1)	Excluding “not human” SIM.
(2)	The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards and revenues from non-domestic traffic) as a percentage of the average number of lines.
(4)	For purposes of comparison, the data presented excludes the broadband connections of Liberty Surf group (954 thousand at March 31, 2008) following the sale of the company to Iliad S.A., finalized on August 26, 2008.

Quarterly Report at March 31, 2009	37
Telecom Italia Group

The Business Units of the Telecom Italia Group

Domestic

•	The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of telephone and data services on fixed-line and mobile networks for final retail voice customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

•	The structure of the Business Unit

The Domestic Business Unit is organized as follows (main companies only):

•	Main operating and financial data

Key results by the Domestic Business Unit in the first quarter of 2009 compared to the first quarter of 2008 are presented in the following table:

	1st Quarter 2009	1st Quarter 2008	Change
(millions of euro)			amount	%	% organic
Revenues	5,357	5,600	(243)	(4.3)	(4.5)
EBITDA	2,526	2,644	(118)	(4.5)	(4.4)
EBITDA margin	47.2	47.2
EBIT	1,392	1,543	(151)	(9.8)	(8.0)
EBIT margin	26.0	27.6
Capital expenditures	835	970	(135)	(13.9)
Headcount at period-end (number)	61,591	(1) 61,816	(225)

(1)	Headcount at December 31, 2008.

Quarterly Report at March 31, 2009	38
Telecom Italia Group

Fixed accesses and mobile lines

At March 31, 2009, the number of retail voice accesses is around 17.0 million (-380,000 accesses compared to December 31, 2008). The wholesale customer portfolio increased and at March 31, 2009 reached around 5.3 million accesses (+396,000 accesses compared to December 31, 2008).

The overall broadband portfolio at the end of March 2009 is 8.3 million of accesses (+195,000 accesses compared to December 31, 2008), of which 6.8 million are retail and 1.5 million are wholesale.

At March 31, 2009, the number of Telecom Italia mobile lines is approximately 34.2 million (of which 7.3 million are UMTS lines), a decrease compared to December 31, 2008 (-1.8%). This reduction can be attributed to greater selectivity in the sales policy focusing on higher-value customers. This strategy is confirmed by the number of postpaid lines which reached 17.8% of total lines compared to 17.3% at December 31, 2008.

Revenues

Details of the various components of the Business Unit’s revenues are presented as follows:

	1st Quarter 2009	1st Quarter 2008	Change
(millions of euro)			amount	%
Fixed-line telecommunications	3,677	3,746	(69)	(1.8)
Mobile telecommunications	2,059	2,217	(158)	(7.1)
Eliminations and contribution by central functions	(379)	(363)	(16)	(4.4)

TOTAL	5,357	5,600	(243)	(4.3)

Fixed-line Telecommunications

In the first three months of 2009, revenues of the fixed-line telecommunications area amount to 3,677 million of euro and decreased by 69 million of euro (-1.8%) compared to the corresponding period of the prior year. At the organic level, the change in revenues is a reduction of 76 million of euro (-2.0%), continuing the trend of improvement noted during 2008.

The following chart shows the trend of revenues in the major business areas:

Quarterly Report at March 31, 2009	39
Telecom Italia Group

Retail voice

		1st Quarter 2009		1st Quarter 2008	Change
(millions of euro)		% of total		% of total	amount	%
Traffic	721	40.7	824	41.9	(103)	(12.5)
Accesses	895	50.5	952	48.4	(57)	(6.0)
VAS services	57	3.2	74	3.8	(17)	(23.0)
Telephone products	99	5.6	118	5.9	(19)	(16.1)

Total Retail Voice	1,772	100.0	1,968	100.0	(196)	(10.0)

Retail voice revenues show an ongoing contraction in the customer base and traffic volumes due to the competitive environment in which the company operates. The economic impact in terms of lower revenues from accesses (- 57 million of euro), for the domestic business, is nevertheless compensated by the expansion of national wholesale services (+ 50 million of euro for regulated intermediate services such as (LLU) Local Loop Unbundling and (WLR) Wholesale Line Rentals).

The contraction in the traffic component is more or less associated with the decline in the customer base, besides the migration of fixed-mobile calls to mobile-mobile calls, which has characterized the TLC market for a number of years.

As for the contraction of revenues from VAS services compared to the first quarter of 2008 (- 17 million of euro), this is attributable to the discontinuance of certain mandatory or voluntary premium services offered by the company.

Internet

		1st Quarter 2009		1st Quarter 2008	Change
(millions of euro)		% of total		% of total	amount	%
Narrowband	9	2.1	17	4.2	(8)	(47.1)
Broadband	412	97.9	389	95.8	23	5.9
of which content/portal	34		30		4	13.3

Total Internet	421	100.0	406	100.0	15	3.7

Revenues generated by the Internet area are 421 million of euro, up 15 million of euro compared to the first quarter of 2008. The total domestic retail broadband access portfolio grew by 89,000 from year-end 2008 to 6.8 million accesses. Within the scope of this expansion of the customer base and consistent with the value strategy followed by the company, flat-rate packages now account for 79% of the total retail broadband customer portfolio (77% at year-end 2008). IPTV services continue to gain ground in the Consumer market (the portfolio now has 365,000 customers, +36,000 compared to year-end 2008) while Web offerings and activities are being developed through the Virgilio portal. The Alice Casa offering has a portfolio of 233,000 customers (+115,000 compared to December 31, 2008) and it now accounts 3.5% of the broadband portfolio compared to 1.7% at December 2008. These commercial offerings have made it possible for the company to consolidate the growth in broadband revenues, which increased by 5.9% compared to the corresponding period of 2008.

Quarterly Report at March 31, 2009	40
Telecom Italia Group

Business Data

		1st Quarter 2009		1st Quarter 2008	Change
(millions of euro)		% of total		% of total	amount	%
Leased lines	48	11.9	54	14.1	(6)	(11.1)
Traditional DT	17	4.2	18	4.7	(1)	(5.6)
Innovative DT	122	30.2	121	31.6	1	0.8
Data products	43	10.6	39	10.2	4	10.3
ICT services	174	43.1	151	39.4	23	15.2

Total Data Business	404	100%	383	100.0%	21	5.5

Revenues of the Data Business area rose by 21 million of euro compared to the first quarter of 2008 (+5.5%). This highlights the ability of Telecom Italia to counter the contraction in data transmission and connectivity services supplied to companies with the development of offerings for ICT services and products, which revenues increased by 23 million of euro (+15.2%), especially in the services area which grew by 18%.

Wholesale

		1st Quarter 2009		1st Quarter 2008	Change
(millions of euro)		% of total		% of total	amount	%
National wholesale	689	68.4	588	64.8	101	17.2
International wholesale	318	31.6	319	35.2	(1)	(0.3)

Total Wholesale	1,007	100.0	907	100.0	100	11.0

The customer portfolio of Telecom Italia’s wholesale division reached about 5.6 million accesses for telephone services and 1.5 million for broadband services at the end of March 2009.

On the whole, revenues from national wholesale services show an increase of 101 million of euro (+17.2%) compared to the corresponding period of 2008. The change in wholesale revenues is a combination of the reduction in incoming traffic and collection traffic offset by the growth of revenues associated with the expansion of the alternative operator customer base which is served by different types of accesses.

As regards international wholesale services where the Telecom Italia Group operates through Telecom Italia Sparkle and its subsidiaries, revenues are basically stable compared to 2008 (- 1 million of euro, -0.3%).

Mobile Telecommunications

Mobile telecommunications revenues for the first quarter of 2009 total 2,059 million of euro, down by 158 million of euro compared to the first three months of 2008. This decline is due to:

•	the contraction of traditional value-added services (SMS) and relative to the sale of content

•	the change in regulated interconnection rates

•	the reduction in the sales volume of handsets

associated with, as compared to the corresponding period of the prior year, calendar differences between the two periods owing to the fact that 2008 was a leap year and there were few working days in 2009 (work days produce a higher average traffic value compared to public holidays).

The following chart summarizes the trend of the main types of revenues.

Quarterly Report at March 31, 2009	41
Telecom Italia Group

Outgoing voice revenues total 1,154 million of euro, down by 25 million of euro (-2.1%) compared to the first quarter of 2008.

Incoming voice revenues, of 304 million of euro, are 48 million of euro (-13.6%) lower than in the first quarter of 2008 largely due to the reduction in termination prices on the mobile network (-11% compared to the first quarter of 2008).

Value-added services (VAS) revenues amount to 472 million of euro and fell by 8.9% compared to the first quarter of 2008. Such contraction is primarily attributable to VAS content (ring tones, logos and games), following a drop in the usage of such services caused by the general economic situation.

The ratio of VAS revenues to revenues from services is about 24%, in line with the 2008 average.

Handset sale revenues are 66 million of euro, down by 34 million of euro compared to the first quarter of 2008 as a result of a decrease in the total quantities sold.

***

EBITDA

EBITDA amounts to 2,526 million of euro and is 118 million of euro lower than in 2008 (-4.5%). The EBITDA margin is 47.2%, in line with the corresponding period of 2008.

The organic change in EBITDA compared to the first quarter of 2008 is a negative 116 million of euro (-4.4%) with an EBITDA margin of 47.5% (47.4% in the first quarter of 2008). Details are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
HISTORICAL EBITDA	2,526	2,644	(118)
Effect of change in exchange rates		2	(2)
Non-organic (income) expenses	16	12	4
Disputes and settlements	12	9	3
Other expenses, net	4	3	1
COMPARABLE EBITDA	2,542	2,658	(116)

Quarterly Report at March 31, 2009	42
Telecom Italia Group

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals 1,968 million of euro, with a reduction of 174 million of euro (-8.1%) compared to the first quarter of 2008. The change is mainly due to a decrease in the amount to be paid to other operators and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related customer acquisition. Such decrease is connected with the strategy of focusing on higher-value customers;

•

employee benefits expenses of 863 million of euro increased by 17 million of euro compared to the first quarter of 2008, principally as a result of the increase in minimum salaries, in part compensated by the reduction in the average headcount (-1,682 compared to the first quarter of 2008);

•	other operating expenses amount to 180 million of euro and are essentially stable compared to the same period of the prior year (182 million of euro).

EBIT

EBIT is 1,392 million of euro, down by 151 million of euro (-9.8%) compared to the corresponding period of 2008. The EBIT margin is 26.0% (27.6% in the first quarter of the prior year).

EBIT performance was hurt, apart from the factors commented under EBITDA, by higher depreciation and amortization charges of 7 million of euro and the fact that the first quarter of 2008 had benefited from gains recognized on the sale of properties for 25 million of euro.

The organic change in EBIT is a negative 122 million of euro (-8.0% compared to the first quarter of 2008). The EBIT margin is 26.3% (27.3% in the first quarter of 2008). Details are as follows:

(millions of euros)	1st Quarter 2009	1st Quarter 2008	Change
HISTORICAL EBIT	1,392	1,543	(151)
Effect of change in exchange rates
Non-organic (income) expenses	16	(13)	29
Non-organic expenses already described under EBITDA	16	12	4
Non-recurring gains on sale of properties		(25)	25
COMPARABLE EBIT	1,408	1,530	(122)

Capital expenditures

Capital expenditure total 835 million of euro, down by 135 million of euro compared to the same period of 2008. The percentage of capital expenditures to revenues is 15.6% (17.3% in the first quarter of 2008).

That reduction is largely due to lower commitments associated with handset offerings (either rented or financed), the acquisition, made in the first quarter of 2008, of WI-MAX licenses, and also the optimization in capital expenditures for the broadband network owing to the rationalization of the expansion of broadband coverage.

Headcount

Headcount is 61,591, with a reduction of 225 compared to December 31, 2008. The figure includes 442 people with temp work contracts (638 at December 31, 2008).

***

•	Commercial agreements

On March 3, 2009, Telecom Italia sealed an agreement with Mediaset through which it will be possible to access content in the Mediaset Premium offering with Alice Home TV. This offering boosts the Telecom Italia IPTV platform with new content adding films, TV series, cartoons and the best of the soccer Serie A TIM Championships.

Quarterly Report at March 31, 2009	43
Telecom Italia Group

•	Main changes in the regulatory framework

Retail fixed markets

From February 1, 2009 Telecom Italia raised the residential customers’ monthly rental from 12.14 to 13.40 euros. Please note that such an increase had been sanctioned by AGCom on December 2008.

Wholesale fixed markets

Local Loop Unbundling

On March 24, 2009 AGCom approved Telecom Italia’s Reference Offer for the Unbundling Services for the year 2009 which, starting from January 1, 2009, fixes the LLU rental at 8.49 euro/month in increase of 0.85 euro/month compared to the 2008.

Broadband access services (bitstream)

On March 24, 2009 AGCom approved Telecom Italia’s bitstream Reference Offer, providing for a reduction of the ADSL access monthly rental from 9 to 8.50 euro/month for the period January 1, – December 31, 2008. The Measure, approved for the year 2008, includes further reductions on all bitstream services for the year 2009.

Frequencies

On March 23, 2009 the Ministry for Economic Development published the call for tender to reappoint the 15MHz band in the 2100 MHz frequency band assigned on 2001 to IPSE operator for the UMTS service.

3 blocks of 5MHz band will be put to tender at a base price of about 495 million of euro each. The tender is open both to the current providers and new interested subjects.

The tender specifications state that, while the current mobile operators can participate in the allocation of only two frequencies blocks, a potential new operator can participate in the allocation of the entire 15 Mhz block. In the event that no offers are made, there will be a second round where each single frequency block is to have a base price of about 88.7 million of euro for frequency block.

Coverage obligations equivalent to the ones stipulated for the UMTS service are provided for. In addition, it is stated that the new entrance operator can have the use of roaming on the current operators’ networks for a maximum period of 5 years.

Quarterly Report at March 31, 2009	44
Telecom Italia Group

Brazil

•	The Business Unit

The Telecom Italia Group operates in the mobile and fixed-line telecommunications sector in Brazil through the Tim Brasil group, which offers mobile services using UMTS, GSM and TDMA technologies. The Tim Brasil group is organized as described below:

•	The structure of the Business Unit

•	Main operating and financial data

Key results in the first quarter of 2009 compared to the first quarter of 2008 are presented in the following table:

	(millions of euro)		(millions of BRL)
	1st Quarter 2009 (a)	1st Quarter 2008 (b)	1st Quarter 2009 (c)	1st Quarter 2008 (d)	Change
					amount (c-d)	% (c-d)/d	% organic
Revenues	1,061	1,224	3,205	3,183	22	0.7	0.7
EBITDA	231	242	697	631	66	10.5	20.7
EBITDA margin	21,7	19,8	21,7	19,8
EBIT	(5)	(17)	(16)	(45)	29	64.4	°
EBIT margin	(0.5)	(1.4)	(0.5)	(1.4)
Capital expenditures	104	139	315	361	(46)	(12.7)	(12.7)
Headcount at period-end (number)	10,194	(1) 10,285	10,194	(1) 10,285	(91)	(0.9)	(0.9)

(1)	Headcount at December 31, 2008.

Revenues

Revenues total 3,205 million of BRL and grew by 22 million of BRL compared to the first quarter of 2008 (+0.7%), recording an increase in product revenues of 19.9% and in VAS revenues of 28.6% compared to the first quarter of 2008. The growth of the customer base combined with strong competitive pressure especially over traffic rates plans on the net and a lower percentage of post-paid customers to total customers gradually diluted average monthly revenues per user to 27.6 BRL in March 2009 compared to 31.2 BRL in March 2008.

EBITDA

EBITDA amounts to 697 million of BRL, with an increase of 66 million of BRL over the first quarter of 2008 (+10.5%); the EBITDA margin is 21.7%, 1.9 percentage points higher than in the first quarter of 2008.

Quarterly Report at March 31, 2009	45
Telecom Italia Group

During the first quarter of 2009, negotiations were concluded with Embratel regarding the dispute that began in 2005 over long-distance traffic and interconnection. The settlement produced a negative impact on EBITDA of 64 million of BRL along with the recognition of amounts payable by Embratel that had been disputed and that had already been recorded by Tim Participações for 90 million of BRL. Therefore, the organic change in EBITDA compared to the same period of 2008 is 130 million of BRL with an EBITDA margin of 23.7% (19.8% in the first quarter of 2008. Details are as follows:

(millions of BRL)	1st Quarter 2009	1st Quarter 2008	Change
HISTORICAL EBITDA	697	631	66
Tim Participações costs for services associated with the settlement of a dispute	64		64
COMPARABLE EBITDA	761	631	130

The improvement in EBITDA was achieved by pursuing a path of financial discipline focused on strict control of costs, management and monitoring of credit and consequent progress over bad debts with a view towards the expansion of customers of value and therefore raising overall profitability. In this sense, the cost components referring to business development increased.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling 1,784 million of BRL, increased by 1.0% compared to the same period of 2008 (1,765 million of BRL), mainly as a result of higher other selling costs, especially advertising costs, equal to 121 million of BRL in the first quarter of 2009 (63 million of BRL in the same period of 2008) and commissions, 275 million of BRL in 2009 (222 million of BRL in the first quarter of 2008);

•

employee benefits expenses, amounting to 154 million of BRL, rose by 1 million of BRL compared to the first quarter of 2008 (+0.7%) owing to an increase in the headcount where the average number went from 9,155 in the first quarter of 2008 to 9,271 in the first quarter of 2009. The percentage of employee benefits expenses to revenues is 4.8%, the same as the first quarter of 2008;

•

other operating expenses, amounting to 493 million of BRL (653 million of BRL in the first quarter of 2008), include taxes on revenues, indirect duties taxes and telecommunications operating fees (333 million of BRL in the first quarter of 2009 compared to 348 million of BRL in the first quarter of 2008), writedowns and losses on receivables (134 million of BRL in the first quarter of 2009 compared to 272 million of BRL in the first quarter of 2008 mainly regarding the Televendita sales channel), and other accruals and sundry items (26 million of BRL in the first quarter of 2009 compared to 33 million of BRL in the first quarter of 2008).

EBIT

EBIT amounts to -16 million of BRL, with an improvement of 29 million of BRL compared to the first quarter of 2008 (+64.4%). This result is due to higher amortization and depreciation charges of 45.5 million of BRL (for the 3G license and capital expenditures) which in part reduce the higher contribution of the EBITDA margin compared to the first quarter of 2008.

The organic change in EBIT is a positive 93 million of BRL with a positive EBIT margin of 1.5% (a negative 1.4% EBITDA margin in the first quarter of 2008). Details are as follows:

(millions of BRL)	1st Quarter 2009	1st Quarter 2008	Change
HISTORICAL EBIT	(16)	(45)	29
Non-organic expenses already described under EBITDA	64		64
COMPARABLE EBIT	48	(45)	93

Quarterly Report at March 31, 2009	46
Telecom Italia Group

Capital expenditures

Capital expenditures amount to 315 million of BRL, with a decrease of 46 million of BRL compared to the same period of 2008, mainly due to a lower level of investments in network and commercial areas.

Headcount

Headcount is 10,194 at March 31, 2009, a decrease of 91 people compared to December 31, 2008 (10,285).

•	Commercial developments

In the first quarter of 2009, commercial developments of the Tim Brasil group are directed to:

•	strengthening the TIM brand by launching new advertising campaigns geared to repositioning the brand and communicating a clear message about its distinctive features;

•

launching of new promotional offers aimed at encouraging the use of its services such as “Mese del Web” and the new “Da Vinci” plan for the premium range of customers, who associate a bundle of a very high number of minutes with exclusive handsets and a dedicated response service to the client;

•	launching of innovative products and services, such as the “WI-FI mini router” and the “Blackberry Storm”, and the first service in the Brazilian market with internet access using a prepaid formula;

•

convergence, through the continuous development of third-generation services (Tim Web Broadband) and integrated plans for fixed-line, mobile and Internet services. The “Triple play” plan, which gives access to mobile services, internet and cable TV, was launched;

•

signing of important commercial agreements with suppliers of content including services on the Brazilian carnival available on TIM TV, access to mobile Facebook, access to the clipping service of the main Brazilian newspapers, etc.;

•	improving the level of service and building the loyalty and retention policy in the high-usage segments.

•	Main changes in the regulatory framework

On March 2, 2009, the last step in the opening of number portability in the country begun on September 1, 2008 was concluded. Consequently, telephone number portability is now available in all the SMP Register Areas of the country for mobile and in all the STFC local area for fixed telecommunications.

•	Events subsequent to March 31, 2009

In April 2009, Tim Brasil announced that it was in the process of acquiring Intelig, a Brazilian company operating in the land-line and long-distance telecommunications business. This process, which will be concluded when all the necessary authorization are obtained from the competent authorities (Anael and Cade), will allow the Tim Brasil group to achieve important commercial and industrial synergies since the assets and services offered by Intelig are highly complementary to those of Tim Brasil.

Quarterly Report at March 31, 2009	47
Telecom Italia Group

European BroadBand

•	The Business Unit

The Business Unit offers Broadband access and services in metropolitan areas in Germany and the Netherlands through the subsidiaries HanseNet Telekommunikation GmbH and BBNed N.V.

•	The structure of the Business Unit

•	Main operating and financial data

Key results in the first quarter of 2009, for the entire Business Unit and by country, compared to the first quarter of 2008, restated for purposes of comparison, are presented in the following table:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	308	323	(15)	(4.6)
EBITDA	62	61	1	1.6
EBITDA margin	20.1	18.9
EBIT	(4)	6	(10)	°
EBIT margin	(1.3)	1.9
Capital expenditures	73	100	(27)	(27.0)
Headcount at period-end (number)	2,894	(1) 2,912	(18)	(0.6)

(1)	Headcount at December 31, 2008.

Quarterly Report at March 31, 2009	48
Telecom Italia Group

Germany (HanseNet + TI Deutschland)

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	286	303	(17)	(5.6)
EBITDA	59	59
EBITDA margin	20.6	19.5
EBIT	(2)	10	(12)	°
EBIT margin	(0,7)	3,3
Capital expenditures	71	97	(26)	(26.8)

Netherlands (BBNed)

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	22	20	2	10.0
EBITDA	3	2	1	n.s.
EBITDA margin	13.6	10.0
EBIT	(2)	(4)	2	n.s.
EBIT margin	(9.1)	(20.0)
Capital expenditures	2	3	(1)	n.s.

Revenues

Revenues amount to 308 million of euro and record a decrease of 15 million of euro (-4.6%) compared to the first quarter of 2008. The broadband customer portfolio at March 31, 2009 is equal to about 2.5 million accesses, a number that is basically unchanged from December 31, 2008 and a slight reduction compared to March 31, 2008. The narrowband customer portfolio is at 0.5 million accesses at March 31, 2009, stable compared to December 31, 2008 and a reduction compared to 0.6 million accesses at the end of March 2008.

In greater detail, revenues from business operations conducted in Germany total 286 million of euro and register a decrease of 5.6% compared to the first quarter of 2008 (- 17 million of euro), mainly due to lower contributions from AOL customers (broadband resale and narrowband) and wholesale services, which are only partly offset by higher revenues from unbundled accesses and mobile services. The broadband customer portfolio in Germany is 2.3 million accesses at March 31, 2009, stable compared to December 31, 2008 and a reduction from 2.4 million at March 31, 2008.

The Netherlands contributes 22 million of euro to total revenues, 2 million of euro more than in the first quarter of 2008, +10.0%, thanks to a higher contribution from ADSL retail service revenues. The customer portfolio numbering 159,000 is lower by 7,000 compared to December 31, 2008 and by about 27,000 compared to March 31, 2008. The reduction is due to the loss of ADSL lines for wholesale (-36,000), fiber and wholesale voice (-26,000), in part compensated by the growth of ADSL connections in the retail area (+35,000).

EBITDA

EBITDA amounts to 62 million of euro and recorded an increase of 1 million of euro (+1.6%) compared to the first quarter of 2008. The EBIT margin is 20.1% compared to 18.9% in the first three months of 2008.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling 209 million of euro, decreased by 9.5% compared to the first quarter of 2008 (- 22 million of euro). The reduction is mainly the consequence of lower advertising and promotional expenses, commercial costs (which benefit, for 9 million of euro, from the capitalization of acquisition costs for new customers with 2-year minimum contracts, of which there were none in the early months of 2008) and outsourced customer care costs, while interconnection costs with other operators grew in association with the growth of the unbundled Alice customer base;

Quarterly Report at March 31, 2009	49
Telecom Italia Group

•

employee benefits expenses amount to 32 million of euro and decreased by 1 million of euro compared to the first quarter of 2008 (-3.0%) as a result of the reduction in the average headcount (from 3,015 in the first quarter of 2008 to 2,688 in the first quarter of 2009);

•	other operating expenses of 12 million of euro rose by 3 million of euro compared to the first quarter of 2008 mainly due to higher expenses connected with credit management.

EBIT

EBIT is a negative 4 million of euro against a positive 6 million of euro in the first quarter of 2008.

The drop in EBIT is due to a considerable increase in depreciation and amortization charges (+ 11 million of euro) owing to both significant capital expenditures in network infrastructures and supporting information systems made between the end of 2007 and 2008 and the capitalization of costs incurred for the acquisition of new customers with 2-year minimum contracts.

Capital expenditures

Capital expenditures amount to 73 million of euro, down by 27 million of euro compared to the first quarter of 2008 mainly due to the contraction of investments in network infrastructures.

Headcount

Headcount is 2,894 at March 31, 2009, with a reduction of 18 compared to December 31, 2008, and includes 383 people with temp work contracts (354 at December 31, 2008).

•	Commercial developments

GERMANY

With the competitive environment more or less unchanged compared to 2008, in the first three months of 2009, HanseNet kept its prices and promotions in line with the market, launched trade marketing actions with retailer partners, developed new web partnerships and significantly reduced door-to-door sales activities. Actions were also focused on upselling on the existing customer base with the aim of increasing ARPU and margins per customer, and designing new Alice ADSL rate plans launched in April 2009. Finally, the Mobile Only rate plan was introduced to sustain the acquisition of new customers, no longer limiting the Mobile offer to only Alice ADSL customers.

•	Main changes in the regulatory framework

The most important changes in the regulatory framework during the first quarter of 2009 refer to the obligation imposed by the incumbent Deutsche Telekom (DT) of providing competitors access also on an IP basis, besides PSTN, as well as unbundled resale access. The German telecommunications regulator (BnetzA) also imposed stricter network access obligations in rural areas so that a minimum quality of service would be guaranteed to end ADSL customers (1 Mpbs per second).

Furthermore, the regulator slightly reduced the LLU monthly charge, clearly in contrast with a request by DT to substantially increase the charge.

Quarterly Report at March 31, 2009	50
Telecom Italia Group

Media

•	The Business Unit

In 2008, the Telecom Italia Media group changed its organizational structure for the purpose of establishing a focused and specific presence over La7 and MTV as a result of the increase in the number of channels and products now on several platforms (Free to Air, Web, satellite and Mobile) in addition to the specifics of the different editorial profiles.

It was therefore decided to more visibly distinguish the attributions of responsibility between the two companies. As a result of which starting from this quarterly report, the manner of presenting the income statement and financial position results have also been revised so that three business sectors have been identified as follows:

•	Telecom Italia Media S.p.A.: activities relating to La7 and the Telecom Italia Group’s Digital Content which develops and creates content for the IPTV, DVB-H and Web platforms;

•	MTV Group: activities relating to MTV, the Playmaker production unit, the musical platforms via satellite, the Nickelodeon and Comedy Central channels, MTV Mobile and multimedia (Web);

•	Network operator (TIMB): management of the Group’s analog and digital networks and hosting service on digital multiplexes.

•	The structure of the Business Unit

The Business Unit is organized as follows:

•	Main operating and financial data

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and in the first few months of 2009, as part of the measures undertaken to regain the profitability set out in the Industrial Plan, announced the start of steps for the entry of a majority partner in Telecom Media News, owner of the APCom agency (see “Events subsequent to March 31, 2009”).

Quarterly Report at March 31, 2009	51
Telecom Italia Group

Key results of the Media Business Unit in the first quarter of 2009 compared to the first quarter of 2008 are presented in the following table:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	51	74	(23)	(31.1)
EBITDA	(5)	(21)	16	76.2
EBITDA margin	(9.8)	(28.4)
EBIT	(20)	(37)	17	45.9
EBIT margin	(39.2)	(50.0)
Capital expenditures	14	18	(4)	(22.2)
Headcount at period-end (number)	1,006	(1) 967	39	4.0

(1)	Headcount at December 31, 2008.

The operating data of the Pay-per-View business sold, for the first quarter of 2008 only, and the data of the company Telecom Media News for the first quarter of 2009 and the first quarter of 2008 are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	3	29	(26)	(89.7)
EBITDA	(1)	(7)	6	85.7
EBITDA margin	(33.3)	(24.1)
EBIT	(1)	(8)	7	87.5
EBIT margin	(33.3)	(27.6)

Tables and comments on the data for the first quarter of 2009 and the data restated for the first quarter of 2008, completely excluding the results relating to the Pay-per-View business sold and the company Telecom Media News, are as follows:

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	49	47	2	4,3
EBITDA	(4)	(14)	10	71,4
EBITDA margin	(8,2)	(29,8)
EBIT	(19)	(29)	10	34,4
EBIT margin	(38,8)	(61,7)
Capital expenditures	14	17	(3)	(17,6)
Headcount at period-end (number)	897	(1) 856	41	4,8

(1)	Headcount at December 31, 2008.

Quarterly Report at March 31, 2009	52
Telecom Italia Group

Revenues

Revenues amount to 49 million of euro, up 4.3% compared to 47 million of euro in the first quarter of 2008. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in the first quarter of 2009, before intragroup eliminations, amount to 29 million of euro. This is an increase of 4 million of euro (+16.6%) compared to the first quarter of 2008, of which 2 million of euro refers to La7 and 2 million of euro to Digital Content;

•

revenues of the MTV Group, amounting to 19 million of euro, before intragroup eliminations, are down by 9.4% (- 2 million of euro) compared to the first quarter of 2008 (21 million of euro). This result is attributable to lower advertising revenues (- 3 million of euro) offset in part by higher revenues from MTV Mobile activities;

•

revenues relating to Network Operator activities, before intragroup eliminations, amount to 10 million of euro, compared to 12 million of euro in the first quarter of 2008. This result is principally due to lower invoicing of hosting services on digital multiplexes.

EBITDA

EBITDA amounts to - 4 million of euro (- 14 million of euro in the first quarter of 2008) and recorded a positive change of 10 million of euro (+71.4%).

EBITDA of Telecom Italia Media S.p.A. is a negative 6 million of euro, an improvement of 12 million of euro compared to the first quarter of 2008. Telecom Italia Media’s significantly better operating results for the quarter are mainly attributable to actions to contain La7’s costs particularly as a result of a review of the programming schedule costs.

EBITDA of the MTV Group is largely unchanged compared to the first quarter of 2008; the reduction in advertising revenues was almost entirely absorbed by lower operating costs.

EBITDA relating to Network Operator activities is a positive 2 million of euro and lower by 2 million of euro compared to the first quarter of 2008. The change is due to the aforementioned reduction in revenues which was only offset in part by a reduction in costs due to a more efficient management of operations.

EBIT

EBIT amounts to a negative - 19 million of euro (- 29 million of euro in the first quarter of 2008), with an improvement of 10 million of euro. The aforementioned improvement in EBITDA is principally the reason for the improvement.

Capital expenditures

Capital expenditures amount in total to 14 million of euro (17 million of euro in the first quarter of 2008). Such expenditures refer to Telecom Italia Media S.p.A. and the MTV Group, for 10 million of euro and 1 million of euro, respectively, mostly for the acquisition of television rights extending beyond one year (10 million of euro). Capital expenditures by the Network Operator (3 million of euro) regard the acquisition of infrastructures for the development and maintenance of the digital network.

Headcount

Headcount is 897 at March 31, 2009, with an increase of 41 compared to December 31, 2008 and includes 89 people with temp work contracts (75 at December 31, 2008).

•	Main changes in the regulatory framework

While the EU Commission expressed satisfaction with the reforms introduced by Law 101 of June 6, 2008, mentioned in the 2008 Annual Report and passed to resolve the reservations previously raised by the Commission in respect of the Gasparri Law and resulting Consolidation Law on Broadcasting, it however found the plan for the assignment of bandwidth inadequate and recommended an increase in the number of digital dividends earmarked for auction to allow new players to enter the market.

Quarterly Report at March 31, 2009	53
Telecom Italia Group

In response to the Commission’s latest conclusions, the Regulator issued the rather ambiguously worded resolution 181/09/CONS establishing the new criteria for the complete digitalization of terrestrial television broadcasting networks.

National broadcasters will be allowed to convert their existing digital networks one by one, as well as to operate at least one MUX to broadcast current analog content.

During the transition period, RAI, Mediaset and Telecom Italia Media are to be assigned one network less compared to the Sardinia plan, while the number of networks assigned to other operators is to remain unchanged. Pursuant to the decision of the Council of State, the Authority also intends to assign a digital network to Europa7. In terms only of analog networks, Telecom Italia Media would be the most penalized operator under this system.

The transition is expected to result in a national dividend of five DVBT networks to be auctioned in two lots, the first including three networks, and the second, the remaining two.

RAI and Mediaset would be able to participate only in the second auction and only in respect of a single DVBT network. Telecom Italia Media, on the other hand, while also barred from participating in the first auction, would be eligible to be assigned up to two DVBT networks. The related auction criteria are to be established through regulations to be issued by mid-2009.

The resolution also provides for four DVBH networks to be set up, including two to be used for converting the DVBH network operated by Mediaset and H3G. The resolution makes no mention of the use to which the third DVBH network is to be put and contemplates the auctioning of a DVBH network without providing further details.

Briefly put, Telecom Italia Media would be entitled to three digital networks: (i) two for the conversion of existing digital networks; and (ii) one for the conversion of the existing two analog networks LA7 and MTV, as well as to take part in the auction of the second lot of digital dividends, only for the part comprising two DVBT networks.

In consideration of all of the above, the company’s course of action will be determined taking due account of the emerging regulatory framework, and with the benefit of the greater clarity that is bound to result from the assignment of bandwidth for the Piedmont and Valle d’Aosta regions as well as the finalization of the auction criteria.

•	Events subsequent to March 31, 2009

On April 29, 2009, Telecom Italia Media S.p.A. and Sviluppo Programmi Editoriali S.p.A., a company controlled by the A.BE.T.E. group, sealed a preliminary agreement to sell Sviluppo Programmi Editoriali S.p.A. (E.P.S. group) a 60% stake in Telecom Media News which controls the APCom news agency, one the most important operators in primary national news. The agreement provides the sale at a symbolic price after the company is recapitalized for 10.5 million of euro, so that adequate financial means are available to relaunch the company. The closing is expected to take place by the end of May.

Quarterly Report at March 31, 2009	54
Telecom Italia Group

Olivetti

•	The Business Unit

The Olivetti group operates in the sector of digital printing systems and ink-jet office products, in specialized applications for the banking field and commerce and for information systems managing forecast games, electronic voting and e-government and also manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems - MEMS). The market of the Business Unit is focused mainly in Europe and Asia.

•	The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

•	Main operating and financial data

Key results in the first quarter of 2009 compared to the first quarter of 2008 are presented in the following table.

(millions of euro)	1st Quarter 2009	1st Quarter 2008	Change
			amount	%
Revenues	71	83	(12)	(14.5)
EBITDA	(9)	(7)	(2)	(28.6)
EBITDA margin	(12.7)	(8.4)
EBIT	(10)	(9)	(1)	(11.1)
EBIT margin	(14.1)	(10.8)
Capital expenditures	1	1	—
Headcount at period-end (number)	1,163	(1) 1,194	(31)	(2.6)

(1)	Headcount at December 31, 2008.

Revenues

Revenues amount to 71 million of euro in the first three months of 2009, down by 12 million of euro compared to the first quarter of 2008.

As far as products are concerned, in the first quarter of 2009 revenues decreased by about 14% compared to the first quarter of 2008 partly as a result of lower volumes sold in association with the difficult economic scenario. The most significant reductions occurred in European markets, particularly in Spain and in Great Britain where the pound sterling decreased significantly in value.

With regard to ink-jet products, the 28% reduction in revenues is due to lower sales of multifunction printers and accessories.

Printers for counter banking applications held their ground in terms of revenues since prices benefited from the increase in the value of the U.S. dollar against the . The supply of counter printers to the Italian post office company, Poste Italiane S.p.A., continued in 2009.

Quarterly Report at March 31, 2009	55
Telecom Italia Group

The sales of fiscal tax registers record lower revenues compared to the first quarter of 2008.

Professional office products, copiers and relative accessories were hurt, in the first three months of 2009 as compared to the corresponding period of 2008, by a sharp reduction in the black and white copier segment in terms of sales volumes (-30%), but with basically stable average sales prices; volumes in the color copier segment remain the same, although average prices decreased by 15%.

In 2009, installations began on an important project in cooperation with the Domestic Business Unit for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

EBITDA

EBITDA is a negative 9 million of euro; this is 2 million of euro more than in the same period of the prior year (a negative 7 million of euro). The lower margin connected with the fall in revenues was largely absorbed by a containment of fixed overheads. Considering the effect of exchange rate fluctuations on sales in foreign currency to customers outside the EU and purchases of merchandise and products in foreign currencies, the change in the U.S. dollar rate against the produced a negative effect on EBITDA of 1 million of euro.

EBIT

EBIT is a negative 10 million of euro, 1 million of euro more than in the first quarter of the prior year (a negative 9 million of euro).

Capital expenditures

Capital expenditures amount to 1 million of euro, unchanged compared to the same period of 2008.

Headcount

Headcount is 1,163 (1,069 in Italy and 94 abroad) at March 31, 2009, a decrease of 31 compared to December 31, 2008 (1,194 of whom 1,088 in Italy and 106 abroad).

Quarterly Report at March 31, 2009	56
Telecom Italia Group

International investments accounted for using the equity method

•	Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At March 31, 2009, land lines in service (including installed public telephones) are about 4,306,000, a slight increase compared to December 31, 2008 (4,299,000).

As regards Broadband, accesses total approximately 1,059,000, with an increase of 3% compared to the end of 2008 (1,032,000).

In the mobile business, the customer base of the group reached approximately 14,985,000 customers at March 31, 2009 (12% of which is in Paraguay), with an increase of about 4% compared to year-end 2008 (14,375,000). The number of postpaid customers also increased by 2% compared to the end of December 2008 and continues to account for 30% of the total customer base. Migration of mobile customers from TDMA, which was still used by only a small number in Paraguay at December 31, 2008, to GSM technology was completed during the first quarter and is now used by 100% of customers.

•	ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed-line and mobile communications, Internet and data transmission in Cuba. At March 31, 2009, the number of land lines in service (also including installed public telephones) is 1,091,500, a slight increase compared to December 31, 2008 (1,088,100). Of the lines in service, 51,630 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at March 31, 2009, the number of internet and data customers has reached 26,800, almost 4% higher than at year-end 2008 (25,800).

In the mobile telephony business, the customer base exceeds 393,000 users at March 31, 2009, an increase of more than 18% compared to December 31, 2008 (331,700). The number of customers with postpaid contracts constitutes almost 93% of customers and is equal to 364,100 (303,600 at December 31, 2008). The performance for the period still benefits from the considerable reduction in activation charges which occurred on December 11, 2008.

Quarterly Report at March 31, 2009	57
Telecom Italia Group

Related party transactions

There are no significant transactions with related parties, including intragroup transactions, which are non-recurring or unusual / atypical in nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the corresponding line items of the interim consolidated financial statements that comprise the separate consolidated income statement, statement of financial position and statement of cash flows.

The effect on the individual line items of the separate consolidated income statements for the first quarters of 2009 and 2008 are as follows:

		Related parties
SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1st Quarter 2009 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Revenues	6,793	40	6	173			219	3.2
Other income	54	1					1	1.9
Acquisition of goods and services	2,814	27	2	118			147	5.2
Employees benefits expenses	992			1	25	4	30	3.0
Finance income	963			22			22	2.3
Finance expenses	1,550	8		56			64	4.1

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1st Quarter 2008 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	% incidence on line item
Revenues	7,279	35	6	208			249	3.4
Other income	94	1	4				5	5.3
Acquisition of goods and services	3,153	9	6	153			168	5.3
Employees benefits expenses	991			1	24	8	33	3.3
Finance income	1,260			39			39	3.1
Finance expenses	1,858	8		22			30	1.6

(*)	Other related parties through directors, statutory auditors and key managers.

Quarterly Report at March 31, 2009	58
Telecom Italia Group

The effect on the individual line items of the consolidated statements of financial position at March 31, 2009 and at December 31, 2008 is as follows:

		Related parties
STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2009 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	(2,344)			(207)			(207)	8.8
Securities other than investments (current assets)	(686)
Financial receivables and other current financial assets	(481)	(27)		(5)			(32)	6.7
Cash and cash equivalents	(4,879)			(192)			(192)	3.9
Non-current financial liabilities	35,751	241		258			499	1.4
Current financial liabilities	7,157	151		444			595	8.3
Total net financial debt	34,518	365		298			663	1.9
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	750	3					3	0.4
Trade and miscellaneous receivables and other current assets	7,803	99	14	270			383	4.9
Miscellaneous payables and other non-current liabilities	1,551		23	3			26	1.7
Trade and miscellaneous payables and other current liabilities	9,740	53	12	306	27		398	4.1

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2008 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	(2,663)			(255)			(255)	9.6
Securities other than investments (current assets)	(185)
Financial receivables and other current financial assets	(491)	(27)		(14)			(41)	8.4
Cash and cash equivalents	(5,416)	(8)		(1,189)			(1,197)	22.1
Non-current financial liabilities	36,527	247		608			855	2.3
Current financial liabilities	6,267	142		75			217	3.5
Total net financial debt	34,039	354		(775)			(421)	(1.2)
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	694	4					4	0.6
Trade and miscellaneous receivables and other current assets	8,101	113	6	267			386	4.8
Miscellaneous payables and other non-current liabilities	1,539		23	3			26	1.7
Trade and miscellaneous payables and other current liabilities	10,942	50	58	313	31		452	4.1

(*)	Other related parties through directors, statutory auditors and key managers.

Quarterly Report at March 31, 2009	59
Telecom Italia Group

The effect on the individual line items of the consolidated statements of cash flows for the first quarters of 2009 and 2008 is as follows:

		Related parties
STATEMENT OF CASH FLOWS LINE ITEMS 1st Quarter 2009 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Purchase of intangible and tangible assets on accrual basis	1,025			7			7	0.7

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
STATEMENT OF CASH FLOWS LINE ITEMS 1st Quarter 2008 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Purchase of intangible and tangible assets on accrual basis	1,228		71	12			83	6.8

(*)	Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euro)	1st Quarter 2009	1st Quarter 2008	TYPE OF CONTRACT
REVENUES
ETECSA	1	1	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.	5	2	Lombardy Region social health system information networking and telephone services
Teleleasing S.p.A.	33	32	Sale of equipment as per the 2000 collaboration agreement
Other minor companies	1
Total revenues	40	35
OTHER INCOME	1	1	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES
ETECSA	21	2	International telecommunications services and roaming
Teleleasing S.p.A.	4	5	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Tiglio I S.r.l.	1	1	Lease of buildings
Other minor companies	1	1
Total acquisition of goods and services	27	9
FINANCE EXPENSES	8	8	Interest expenses for finance leases with Teleleasing

Quarterly Report at March 31, 2009	60
Telecom Italia Group

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euro)	3/31/2009	31/12/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS	27	27	Loans with Aree Urbane S.r.l.
CASH AND CASH EQUIVALENTS		8	Treasury account with Teleleasing S.p.A.
NON-CURRENT FINANCIAL LIABILITIES
Teleleasing S.p.A.	240	246	Finance lease equipment
Tiglio I S.r.l.	1	1	Sale and leaseback transactions
Total non-current financial liabilities	241	247
CURRENT FINANCIAL LIABILITIES	151	142	Finance lease of equipment and treasury account with Teleleasing S.p.A.
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS	3	4	Receivables from LI.SIT S.p.A. representing the residual share premium paid
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
ETECSA	10	11	International telecommunications services, roaming and dividends to be collected
LI.SIT. S.p.A.	54	51	Lombardy Region social health system information networking and telephone services
Telbios S.p.A.	2	1	Supply of telephone services, ADSL lines and lease of a building
Teleleasing S.p.A.	31	48	Sale of equipment as per the 2000 collaboration agreement
Other minor companies	2	2
Total trade and miscellaneous receivables and other current assets	99	113
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
ETECSA	11	5	Telecommunications services and roaming
LI.SIT. S.p.A.	18	18	Deferred financial income on the information networking project of the Lombardy Region social health system
Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets
Nord.Com S.p.A.	2	2	Costs for software services
Telbios S.p.A.	4	5	Supply of services and products for the remote medicine offering
Teleleasing S.p.A.	13	16	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement and purchase of telecommunications equipment
Tiglio I S.r.l.	2	2	Lease of properties
Other minor companies	2	1
Total trade and miscellaneous payables and other current liabilities	53	50

Transactions with companies controlled by associates and joint ventures

Beginning January 1, 2009, Italtel Holding S.p.A. and all the companies in the Italtel group are no longer considered related parties given that the shareholders’ agreements that expired at the end of 2008 have not been renewed.

Quarterly Report at March 31, 2009	61
Telecom Italia Group

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euro)	1st Quarter 2009	1st Quarter 2008	TYPE OF CONTRACT
REVENUES
Telecom Argentina group	6	5	Services: international telecommunications and roaming; data, voice and supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Italtel group		1	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Total revenues	6	6
OTHER INCOME		4	With the Italtel group
ACQUISITION OF GOODS AND SERVICES
Telecom Argentina group	2	2	Telecommunications services and roaming
Italtel group		4	Maintenance contracts and assistance for switching equipment
Total acquisition of goods and services	2	6

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euro)	3/31/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
Telecom Argentina group	14	5	Services: international telecommunications and roaming; data, voice and supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services
Italtel group		1	Supply and maintenance of equipment, telephone and data transmission services
Total trade and miscellaneous receivables and other current assets	14	6
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	23	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Telecom Argentina group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Telecom Argentina group	12	3	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity
Italtel group		55	Supply contracts connected with investment and operating activities
Total trade and miscellaneous payables and other current liabilities	12	58

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euro)	1st Quarter 2009	1st Quarter 2008	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis		71	These refer to the purchase of telephone equipment from the Italtel group

At March 31, 2009, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 14 million of euro (31 million of euro at 12/31/2008) of which, on behalf of: Aree Urbane S.r.l. 11 million of euro (11 million of euro at 12/31/2008) and ETECSA 3 million of euro (3 million of euro at 12/31/2008). At 12/31/2008, 16 million of euro had been provided as guarantees for the Italtel group, which is no longer a related party. Furthermore, weak comfort letters have also been provided for a total of 37 million of euro (138 million of euro at 12/31/2008) on behalf of ETECSA, in respect of loans from suppliers.

Quarterly Report at March 31, 2009	62
Telecom Italia Group

Transactions with other related parties

(through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting of April 8, 2009 later confirmed this appointment.

Consequently, the income statement and financial position transactions reported in the following tables with respect to the Edizione group and Sintonia group include the income statement transactions from January 1, to March 31, 2009, while the financial position transactions at March 31, 2009 refer solely to the companies of the Sintonia group.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euro)	1st Quarter 2009	1st Quarter 2008	TYPE OF CONTRACT
REVENUES
Edizione group	1	2	Supply of telephone and data transmission services managed in outsourcing with dedicated assistance
ENI group		8	Supply of telephone and data transmission, remote control and satellite services and lease of registered movable property
Generali group	13	13	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign holdings
Intesa SanPaolo group	30	28	Telephone, data and international network services, ICT services, Lan network management, applications platform and specialist services for contact center management
Mediobanca group	1	1	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica group	127	156	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1
Total revenues	173	208
ACQUISITION OF GOODS AND SERVICES
Edizione group	3	1	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events
Generali group	6	6	Insurance premiums and property leases
Intesa SanPaolo group	5	4	Mobile banking services, commissions for telephone bills payment services and collections by credit cards
Mediobanca group	1		Credit recovery activities and factoring commissions
Telefónica group	103	118	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Companies that are no longer related parties		24
Total acquisition of goods and services	118	153
EMPLOYEE BENEFITS EXPENSES	1	1	Non-obligatory employee insurance with the Generali group
FINANCE INCOME
Intesa SanPaolo group	19	37	Bank accounts, deposits and hedging derivatives
Mediobanca group	3	2	Bank accounts, deposits and hedging derivatives
Total finance income	22	39
FINANCE EXPENSES
Intesa SanPaolo group	53	8	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	3	14	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	56	22

Quarterly Report at March 31, 2009	63
Telecom Italia Group

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euro)	3/31/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS
Intesa SanPaolo group	180	225	Hedging derivatives
Mediobanca group	27	30	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	207	255
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL RECEIVABLES
Intesa SanPaolo group	2	13	Hedging derivatives
Mediobanca group	3	1	Hedging derivatives
Total financial receivables and other current financial assets	5	14
CASH AND CASH EQUIVALENTS
Intesa SanPaolo group	172	696	Bank accounts and deposits
Mediobanca group		493	Repurchase agreements
Telefónica group	20		Commercial papers
Total cash and cash equivalents	192	1,189
NON-CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	195	478	Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities
Mediobanca group	63	130	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	258	608
CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	375	74	Term Loan Facility, bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca group	69	1	Term Loan Facility and hedging derivatives
Total current financial liabilities	444	75
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
Generali group	32	21	Supply of telephone and data transmission services, peripheral data networks, connections storage, applications services and supply of telecommunications products and services for foreign holdings
Intesa SanPaolo group	173	178	Supply of telephone and data transmission services and ICT services and LAN network management, international data network, applications platform and specialist services for call center management
Mediobanca group		1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Edizione group	1	4	Supply of telephone and data transmission services
Telefónica group	64	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Total trade and miscellaneous receivables and other current assets	270	267

Quarterly Report at March 31, 2009	64
Telecom Italia Group

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euro)	3/31/2009	12/31/2008	TYPE OF CONTRACT
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	3	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Generali group	2		Deferred income regarding outsourcing of data networks and central and peripheral telephony
Intesa SanPaolo group	230	232	Mobile banking services and credit recovery activities
Mediobanca group	2	2	Credit recovery activities and factoring commissions
Edizione group	8	9	Sponsorships, commissions for the sale of prepaid telephone cards and TV and internet rights connected with sports events, fees for laying telephone cables and building leases
Telefónica group	64	70	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Total trade and miscellaneous payables and other current liabilities	306	313

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euro)	1st Quarter 2009	1st Quarter 2008	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	7	12	Capitalization of costs connected with unbundling with Telefónica group

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euro)	1st Quarter 2009	1st Quarter 2008	TYPE OF CONTRACT
EMPLOYEE BENEFITS EXPENSES			Contributions to pension funds
Fontedir	3	4
Telemaco	21	19
Other Italian and foreign pension funds	1	1
Total employee benefits expenses	25	24

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euro)	3/31/2009	12/31/2008	TYPE OF CONTRACT
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			Payables for contributions to pension funds
Fontedir	5	5
Telemaco	21	24
Other Italian and foreign pension funds	1	2
Total trade and miscellaneous payables and other current liabilities	27	31

Quarterly Report at March 31, 2009	65
Telecom Italia Group

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 4 million of euro in the first quarter of 2009 (8 million of euro in the first quarter of 2008) analyzed as follows:

(millions of euro)	1st Quarter 2009		1st Quarter 2008
Short-term remuneration	3.5	(1)	3.3	(3)
Long-term remuneration			0.1	(4)
Employment termination benefit incentives			4.3
Share-based payments (*)	0.3	(2)
	3.8		7.7

(1)	of which 0.2 million of euro recorded by the subsidiary Telecom Italia Media S.p.A.
(2)	of which 0.01 million of euro recorded by the subsidiary Telecom Italia Media S.p.A.
(3)	of which 0.2 million of euro recorded by the subsidiary Telecom Italia Media S.p.A.
(4)	of which 0.1 million of euro recorded by the subsidiary Telecom Italia Media S.p.A.
(*)	This is the fair value of rights, accrued to March 31, 2009, under the Telecom Italia incentive plans (PSG and TOP 2008).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Paolo Annunziato [1]	Head of Public Affairs
Oscar Cicchetti	Head of Domestic Market Operations
Stefano Ciurli [2]	Head of Purchasing
Antonino Cusimano	Head of General Counsel & Corporate and Legal Affairs
Luca Luciani [3]	Director Chairman of Tim Brasil
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico [4]	Head of Purchasing
Giovanni Stella	Deputy Chairman of Telecom Italia Media S.p.A.
Head of Media Business Unit
Head of Disposals Telecom Italia S.p.A.

[1]	to February 26, 2009.
[2]	from March 16, 2009.
[3]	from January 19, 2009.
[4]	to March 15, 2009.

Quarterly Report at March 31, 2009	66
Telecom Italia Group

Significant Non-recurring events and transactions

The effect of non-recurring events and transactions on the individual lines of the interim separate consolidated income statement for the first three months of 2009 is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006:

(millions of euro)	1st Quarter 2009	1st Quarter 2008
Other operating expenses:
Other expenses	(4)	(3)

IMPACT ON EBITDA	(4)	(3)

Capital gains/(losses) realized on non-current assets:
Gains on properties	—	25

IMPACT ON EBIT	(4)	22

Other income/(expenses) on investments:
Gains on sale of other investments	4	—

IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	—	22

Income tax expense on non-recurring items	—	(8)

IMPACT ON PROFIT FOR THE PERIOD	—	14

Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, a statement is made to the effect that in the first three months of 2009 no atypical and/or unusual operations were put into place, as defined by that Communication.

Quarterly Report at March 31, 2009	67
Telecom Italia Group

Alternative performance measures

In the quarterly report at March 31, 2009, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-year report and quarterly reports) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses(income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT- Operating profit

+/-	Impairment (reversals) losses on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT. These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this quarterly report as well as an analysis of the major non-organic components for the first three months of 2009 and 2008.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. A schedule is presented in this quarterly report that shows the balance sheet amounts used to calculate the Net Financial Debt of the Group.

Quarterly Report at March 31, 2009	68
Telecom Italia Group

Disputes, Litigation and Legal proceedings pending and other information

This section illustrates the main judicial, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of March 31, 2009. Attention is called to the provisions for 65 million of euro made for disputes for which an adverse outcome is deemed likely.

Moreover, a description is provided of the contingent asset for 529 million of euro plus interest, related to the reimbursement of the license fee for fiscal year 1998.

•	Disputes, litigations and legal proceedings pending

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. The plaintiff is seeking compensation for approximately 1,070 million of euro. Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct involving the use of information by the commercial divisions, to win back ex customer, and the development of an incentive system for the sales force, based on larger commissions, designed to squeeze Fastweb out of the markets concerned and to denigrate Fastweb. Telecom Italia filed a formal challenge against Fastweb’s claims.

WIND

In January 2008 Wind took legal action under article 82 of the EC Treaty before the Court of Milan, seeking 600 million of euro in compensation for the alleged abusive conduct of Telecom Italia in the markets for wholesale and retail services to residential and micro-business customers.

Specifically, the complaint concerns the alleged aggressiveness of Telecom Italia’s retention and win-back campaigns intended to retain customers about to switch to Wind or to win back customers that had already switched to Wind, including through the use of privileged commercial information, as well as through the systematic use of illegal commercial offers which, often, could not be replicated promptly by the competition. Telecom Italia filed a challenge against Wind’s conclusions and claims.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone under article 33 Law 287/90, seeking compensation originally for 525 million of euro and subsequently increased to 820 million of euro. The plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia’s abusive conduct involved the use (a) of privileged information held in its capacity as incumbent operator, to create specific customer “profiles” and make targeted offers of mobile communication and integrated fixed-mobile services; (b) strategic information related to fixed telephony to compete in the mobile market through offers that could not be replicated by competitors. Moreover, Telecom Italia had allegedly offered discounts on fixed telephony to woo mobile customers away from Vodafone and use the residential service to sell mobile communication services.

This conduct allegedly involved residential and business customers and was illegal also because it broke the law on personal data protection. Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground of its claims.

SUMMONS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENCES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia was summoned to appear in court for administrative offences under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including the offence, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

Quarterly Report at March 31, 2009	69
Telecom Italia Group

The preliminary hearing is under way, and is scheduled to take place in several sessions both due to the complexity of the matter and to the large number of parties involved. Telecom Italia has already filed a civil claim against all the defendants for the hearing of April 23, 2009.

TAX DISPUTES

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 annual report – the Company received notices disputing the tax and VAT deductibility of certain “TOP” and “Security” expenses for fiscal years 2002 and from 2004 to 2007, resulting in back taxes and fines estimated at approximately 33 million of euro. To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement.

DISPUTES CONCERNING INTEREST ON LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to make whole Telecom Italia and TIM for the license fees paid for 1994-1998.

ARGENTINA

On June 27, 2008 W de Argentina - Inversiones SL (“Los W”), partners of Telecom Italia and Telecom Italia International NV (“TII”) in Sofora Telecomunicaciones SA (“Sofora”) initiated proceedings against Telecom Italia International before the Commercial Court of Buenos Aires to void the call option agreement signed in 2003 by Los W and Telecom Italia International for an alleged “subsequent conflict” with the Argentine law. The existence of the dispute was recorded in Sofora’s shareholder register. TII filed a defence brief asking the Court to reject the plaintiff’s claim as groundless.

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group Companies appointed by Telecom Italia. The plaintiffs requested that the court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group nominated by Telecom Italia, determined by the alleged de facto control of Telecom Italia – and consequently of Telecom Argentina – by Telefónica S.A., which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A.

In December 2008, Telecom Italia e Telecom Italia International filed their defence brief requesting that the plaintiff’s arguments and claims be rejected.

* * *

On November 25, 2008 the Labour Court of the city of Lanus (province of Buenos Aires) issued an interim order, upon request of a Telecom Argentina (“TA”) employee:

(i)	prohibiting Sofora from changing its shareholder structure;

(ii)	prohibiting Sofora and Telecom Argentina from changing the employment conditions applicable to their employees, pending a pronouncement by the Ministry of Labour on the effects of the alleged monopolistic structure of the Argentine telecommunication market (deriving from the Telefónica S.A.’s alleged controlling interest in Telecom Italia) on the employment terms and conditions for sector workers.

Telecom Italia and Telecom Italia International filed a motion claiming lack of jurisdiction of the court where the proceedings were initiated and that the plaintiff’s claims were groundless.

On February 3, 2009 the interim order was reversed.

On December 29, 2008 a similar interim order was issued by the Labour Court of San Isidro (province of Buenos Aires), at the request of a Telecom Argentina employee, again on the basis of a supposed monopoly structure of the Argentine telecommunication market. This order required Telecom Argentina to refrain from changing the present terms and conditions of employment of its employees and Telecom Argentina, Sofora, Los W, Telecom Italia and Telecom Italia International to refrain from transferring shares or rights, or to grant options on Sofora shares.

Quarterly Report at March 31, 2009	70
Telecom Italia Group

Telecom Italia and Telecom Italia International filed a motion claiming lack of jurisdiction of the courts where the proceedings were initiated and that the plaintiff’s claims were groundless.

In March 2009 the interim order was reversed.

* * *

On April 15, 2009 the administrative court of appeal served Telecom Italia e Telecom Italia International with an ex parte interim order issued on March 26, 2009, upon request of the Dracma group and W de Argentina Inversiones SL. This order suspended Telecom Italia International’s rights under the option agreement, as well as any other disposition rights thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication regulator) rules on Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. (“Telco Transaction”) or until the court rules on the action that the Dracma group and W de Argentina Inversiones SL will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08.

ARGENTINA – SECOM

On June 26, 2008 SECOM issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s authorization to sign any agreement or to perform any act that would result in:

(i)	any increase, howsoever arising, of its direct or indirect equity interests in the companies of the Telecom Argentina Group;

(ii)	assignment to third parties of Telecom Italia’s and Telecom Italia International’s rights on Sofora shares or rights on the call options on Sofora shares;

(iii)	the performance of acts of disposition that would distort competition and undermine the general economic interest.

SECOM’s order was based on Telefónica SA’s potential role as a substantial shareholder of Telecom Italia – and consequently of Telecom Argentina – with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed an appeal (“Recurso jerarquico”) before the Ministry of Federal Planning, Public Investments and Services against the order, considered detrimental to both companies. The Ministry did not make a decision yet.

* * *

On December 30, 2008 SECOM issued Note 2573/08:

(i)	requesting Telecom Italia and Telecom Italia International to file a brief on the interim order of the Labour Court of Lanus;

(ii)	ordered Telecom Italia and Telecom Italia International to refrain from any legal act that might entail a change in Sofora’s share capital or from transferring the rights related to the call options on Sofora’s shares held by Telecom Italia International until SECOM rules on Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. (“Telco Transaction”).

On January 26, 2009 Telecom Italia and Telecom Italia International filed an appeal (“Recurso jerarquico”) before the Ministry of Federal Planning, Public Investments and Services against the order, considered detrimental to both companies.

* * *

On January 9, 2009 SECOM issued Note 1/09 to communicate the rejection of the application submitted by Telecom Italia and Telecom Italia International on December 30, 2008 to request authorization to transfer 48% of Sofora shares, which Telecom Italia would have acquired following exercise of the call options, to a blind trust managed by Credit Suisse.

SECOM deemed it appropriate, among other things, to not authorize the transfer until the Antitrust determines that the transaction does not distort competition in the telecommunication market.

Telecom Italia and Telecom Italia International have already filed a request to access the records of the administrative proceedings.

Quarterly Report at March 31, 2009	71
Telecom Italia Group

ARGENTINA – CNDC

On January 6, 2009, the CNDC (Argentina’s Antitrust) notified Resolution 123/08 to Telecom Italia and Telecom Italia International, prohibiting the Telecom Italia Group from performing any action related to the exercise of the call options on Sofora’s shares or the transfer of such options, until the CNDC rules on these call options in the light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking the reversal of the Resolution. Subsequently, on January 29, 2009 (with Resolution no. 6/09) the CNDC refused to transfer the case to the court having jurisdiction over it, declaring that there was no detriment to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the exercise period of Telecom Italia International’s call options, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International regard Resolution 6/09 as illegal and asked the Courts to step in and take over the appeal case against Resolution 123/08.

* * *

On January 9, 2009 the CNDC notified Resolution 4/09 to Telecom Italia and Telecom Italia International, requiring – among other things – that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (in their capacity as “sellers”) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. e Mediobanca S.p.A. (in their capacity as “buyers” of all of Olimpia’s shares outstanding) notify the Telco Transaction as, according to an early assessment of the Authority, this would result in a market concentration within the meaning of the Argentine antitrust rules.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising, directly or indirectly, their “political rights” (“derechos politicos”) as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia International, Sofora, Nortel and Telecom Argentina and their subsidiaries, including such rights as arise under shareholder agreements, until the CNDC adopts a decision on the alleged concentration resulting from the acquisition.

According to qualified experts, this restriction should be construed as limited to the Argentine market. Moreover, with the same resolution, the CNDC ordered the directors and statutory auditors appointed by Telecom Italia in the companies of the Argentina Telecom Group to refrain from taking any action that would result in a violation of this resolution.

* * *

On March 30, 2009 the CNDC issued Resolution 43/09, whereby it appointed two inspectors (“veedores”) until April 30, 2009, with the mandate of monitoring compliance of the companies of the Telecom Argentina Group with the provisions of Resolution 4/09, performing their tasks and participating also in meetings of the Group’s governance bodies, and reporting every week on their activities to the CNDC. Their assignment was postponed of further 30 days.

* * *

On April 3, 2009, in connection with the antitrust inquiry into the Telco Transaction, the CNDC issued Resolution 44/09, stating that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated by Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in future, directly or indirectly, the exercise of “derechos politicos”, including such rights as arise from shareholder agreements in the companies of the Telecom Argentina group.

Consequently, the CNDC ordered the companies of the Telecom Argentina Group to reverse, as of January 9, 2009, such decisions adopted by corporate bodies or directors as involved the exercise of “derechos politicos”.

The Telecom Italia Group filed an urgent appeal against this decision in order to protect its own interests.

Subsequently, the CNDC issued Resolution 54/09, refusing to transfer the appeal by Telecom Italia and Telecom Italia International to the ordinary court. Both companies then filed a complaint with the judicial authority stating that Resolution 54/09 was illegal and requesting the judicial authority to take over the case of the appeal against Resolution 44/09.

Accordingly, on April 24, 2009 the court ordered that the shareholder meetings of Nortel and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina group, pending a more in-depth review by the same court of the appeal submitted by Telecom Italia and Telecom Italia International.

Quarterly Report at March 31, 2009	72
Telecom Italia Group

BOLIVIA – ENTEL

On March 29, 2007 as part of a plan to nationalize various private companies, the Bolivian government enacted legislation instituting a commission to negotiate, within 30 days of the enactment of the said law, the “return” of Entel S.A. to the Bolivian State. This investment had been acquired by the Telecom Italia Group in 1995 through the Dutch vehicle ETI, which is wholly owned by Telecom International N.V.

The above legislation indicates that Entel and ETI were responsible for a series of administrative and tax irregularities. Telecom Italia took part in the meetings with the commission solely to learn the position of the government on the “return” of Entel and said that it had not committed any of the alleged irregularities.

Subsequently, on April 23, 2007 the Bolivian government adopted two other measures, repealing all the acts on which the previous government had based its conclusions that Entel had fulfilled the obligations entered into at the time of the privatization and declaring illegitimate all the initiatives undertaken under the repealed laws (especially the reduction of Entel’s capital approved at the end of 2005). In addition, the Bolivian government voided a series of administrative measures, including the acts adopted in 1995 to privatize Entel.

On October 12, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to obtain compensation for the losses incurred as a result of the measures adopted by the Bolivian government.

On October 31, 2007 ICSID disclosed the registration of the request for arbitration filed by ETI.

On May 1, 2008 the Bolivian Government issued a decree providing for the nationalization of the Telecom Italia Group’s investment in Entel. The decree also provided for a price to be determined for the expropriated shares within 60 days of its publication, net of all the recognized and contingent liabilities of Entel S.A.

In light of the entirely arbitrary nature of the expropriation and of the violation of the international agreements between Bolivia and the Netherlands, ETI obtained the temporary seizure of Entel assets in the United States and the United Kingdom, a measure that was subsequently not confirmed by the competent courts.

To date the Bolivian Government has not set a price or the payment of compensation for the expropriation.

On December 16, 2008 the first hearing of the arbitration proceeding was held to discuss procedural matters and establish the calendar.

Subsequently, a motion was filed to question the jurisdiction of the ICSID over the case and, on March 20, 2009, the Bolivian government filed its brief arguing the lack of ICSID’s jurisdiction over the dispute.

At the present time, it is therefore deemed that the legitimacy of the right to damages can be confirmed and that the carrying value of the investment can be recovered.

GERMANIA – AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and executed on February 28, 2007.

The aim of the request for arbitration is to:

(i) obtain a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii) obtain an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the approximately 2 million of euro invoiced in an allegedly improper manner for the above services.

During November 2008 Telecom Italia and TIDE appointed their arbitrator and applied to the ICC for the recusal of the arbitrator appointed by AOL. To date the board of arbitrators has not been appointed yet.

In January 2009, Telecom Italia and TIDE filed their own briefs and cross-claims. In March 2009, AOL filed its own defence brief.

Quarterly Report at March 31, 2009	73
Telecom Italia Group

•	Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against ruling 11386/2008 by the Lazio Regional Administrative Court (TAR), which rejected the Telecom Italia Group’s request to be repaid the 1998 licence fee despite the favourable ruling of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and Tim had brought separate actions to determine their right to repayment of the licence fee for 1998 (equal to 386 million of euro for Telecom Italia and to 143 million of euro for Tim, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licences in the field of telecommunications services and Italian law, and specifically Article 20 of Law 448/1998, which had extended to 1998 the obligation for telecommunications operators to pay the annual licence fee.

MOBILE TELEPHONY: INQUIRY INTO DEALERS

Since 2008 the management of the indirect sales channel, the dealers channel, has undergone a major improvement after illegal practices were found, also as part of a police investigation, to the detriment of the Company, involving the fictitious registration of Sim cards. Actions have been brought against the parties involved, including legal action, to protect the company’s interest.

Moreover, inspections were conducted on the documents available in the information systems. In particular, with reference to dormant lines without information on the number holders, a clean-up plan was implemented which resulted, in April 2009, in the termination of 637,036 lines. This plan will continue in the next few months.

Within the scope of the measures adopted to improve and strengthen the internal control system, the new and additional functions of the information technology system are being developed, intended to ensure the activation of prepaid lines only after the customer has presented a proper ID card.

Quarterly Report at March 31, 2009	74
Telecom Italia Group

Declaration by the Manager Responsible for Preparing the Corporate Financial Reports

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosure contained in the quarterly report at March 31, 2009 of the Telecom Italia Group corresponds to the company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Corporate Financial Reports

Marco Patuano

Quarterly Report at March 31, 2009	75
Telecom Italia Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: May 29, 2009